                            KINROSS GOLD CORPORATION

 NOTICE OF THE COMBINED 2005 AND 2006 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the combined 2005 and 2006 Annual and Special Meeting of Shareholders (the "Meeting") of Kinross Gold Corporation (the "Company") will be held at the Fairmont Royal York Hotel, 18th Floor, 100 Front Street West, Toronto, Ontario, on Thursday, May 4, 2006 at 9:00 a.m. (Toronto time), for the following purposes:

(a) To receive and consider the audited consolidated financial statements of the Company for the years ended December 31, 2004 and 2005 and the reports of the auditors thereon;

(b)     To elect directors of the Company for the ensuing year;

(c) To ratify the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the 2005 financial year and re-appoint them for the ensuing year and to authorize the directors to fix their remuneration;

(d) To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amendment to the share incentive plan of the Company to increase the number of common shares issuable thereunder from 9,833,333 to 12,833,333 as more fully described in the attached Management Information Circular;

(e) To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amendment to the share incentive plan of the Company to extend the expiry term of Options issued after December 21, 2005, when such Options expire during a corporate trading blackout period, as more fully described in the accompanying Management Information Circular;

(f) To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amendment to the restricted share plan of the Company to increase the number of common shares issuable thereunder from 1,333,333 to 4,000,000, as more fully described in the accompanying Management Information Circular;

(g) To consider and, if deemed appropriate, to pass with or without variation, a resolution approving the adoption of a shareholder rights plan as more fully described in the accompanying Management Information Circular; and

(h) To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a Management Information Circular which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has by resolution fixed the close of business on March 30, 2006 as the record date, being the date for the determination of the registered holders of common shares entitled to notice of the Meeting and any adjournment thereof.

The Board of Directors of the Company has by resolution fixed at 4:30 p.m. on May 2, 2006 (or 48 hours before any adjournment of the meeting, excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting shall be deposited with the Company's transfer agent.

DATED at Toronto, Ontario this 3rd day of April, 2006.

                                        By Order of the Board of Directors

                                        "SHELLEY M. RILEY"
                                        ----------------------------------------
                                        Shelley M. Riley
                                        Vice President Administration and
                                        Corporate Secretary

                            KINROSS GOLD CORPORATION

                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF KINROSS GOLD CORPORATION (THE "COMPANY" OR "KINROSS") FOR USE AT THE COMBINED 2005 AND 2006 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE COMPANY TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. Due to the need to restate the Company's consolidated financial statements for the years ended December 31, 2003 and 2004, the Company had to postpone its 2005 annual shareholders' meeting. Accordingly, the Meeting for which this solicitation is being made has been called as a combined 2005 and 2006 annual meeting of shareholders. References in this Management Information Circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid. In addition, the Company has retained the services of Kingsdale Shareholder Services Inc. to solicit proxies for the Company for a fee of Cdn.$35,000.00 in respect of its services. The cost of solicitation will be borne by the Company.

The Board of Directors of the Company (the "Board") has fixed the close of business on March 30, 2006 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company's transfer agent at the address indicated on the enclosed envelope no later than 4:30 p.m. (Toronto time) on May 2, 2006, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Management Information Circular is as of April 3, 2006. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as "Cdn$".

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT HIM AT THE MEETING, MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE ENCLOSED FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE COMPLETED AND EXECUTED PROXY AT THE OFFICE OF THE COMPANY'S TRANSFER AGENT INDICATED ON THE ENCLOSED ENVELOPE NO LATER THAN 4:30 P.M. (TORONTO TIME) ON MAY 2, 2006, OR NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF ANY ADJOURNED MEETING.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 5200, Toronto, ON M5H 3Y2; Attention: Shelley M. Riley, Vice President, Administration and Corporate Secretary) or at the offices of Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 4:30 p.m. on the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED IN FAVOUR OF THE PASSING OF ALL THE RESOLUTIONS DESCRIBED BELOW. THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of this Management Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

VOTING BY REGISTERED AND NON-REGISTERED SHAREHOLDERS

A holder of common shares of the Company (the "Common Shares") may own such shares in one or both of the following ways. If a shareholder is in possession of a physical share certificate, such shareholder is a "registered" shareholder and his or her name and address are maintained by Kinross through its transfer agent, Computershare Investor Services Inc. If a shareholder owns shares through a bank, broker or other nominee, such shareholder is a "beneficial" shareholder and he or she will not have a physical share certificate. Such shareholder will have an account statement from his or her bank or broker as evidence of his or her share ownership.

A registered shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instruction appearing on the enclosed form of proxy and/or a registered shareholder may attend the Meeting and cast a ballot. Because a registered shareholder is known to Kinross and its transfer agent, his or her account can be confirmed and his or her vote recorded or changed if such registered shareholder has previously voted. This procedure prevents a shareholder from voting his or her shares more than once. Only the registered shareholder's latest dated proxy card will be valid.

Most shareholders are "beneficial owners" who are non-registered shareholders. Their Common Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as The Canadian Depository for Securities Limited). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are procedures to permit the non-registered holders to direct the voting of the common shares which they beneficially own.

If the non-registered holder wishes to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary's instructions for return of the executed form or other method of response.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of March 31, 2006, 346,492,373 Common Shares in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 30, 2006. In accordance with the provisions of the BUSINESS CORPORATIONS ACT (Ontario) (the "OBCA"), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company's transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, there are no persons or companies who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

The following tables provide information for (1) the years ended December 31, 2005, 2004 and 2003 and (2) the years ended December 31, 2004, 2003 and 2002 regarding the annual compensation paid to or earned by the Company's President and Chief Executive Officers, the Company's Chief Financial Officers and the three other executive officers most highly compensated whose total salary and bonuses exceeded Cdn$150,000 for the years 2005 and 2004 (and an additional officer for 2005 who was no longer with the Company as of December 31, 2005) (the "Named Executive Officers").

                                                SUMMARY COMPENSATION TABLE
                                                       FOR YEAR 2005

====================================================================================================================================

                                      ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
------------------------------------------------------------------------------------------------------------------------------------
                                                                               AWARDS               PAYOUTS
                                                                    --------------------------- ---------------
                                                                      SECURITIES   SHARES OR
                                                         OTHER           UNDER       UNITS
                                                         ANNUAL        OPTIONS/    SUBJECT TO         LTIP            ALL OTHER
                                                         COMPEN-         SARS        RESALE          PAYOUTS       COMPENSATION(9)
     NAME AND                    SALARY     BONUS       SATION (7)    GRANTED(3)  RESTRICTIONS         ($)               ($)
PRINCIPAL POSITION     YEAR        ($)       ($)           ($)            (#)      RESTRICTED
                                                                                     SHARE
                                                                                  RIGHTS(3)(8)
                                                                                       ($)
------------------------------------------------------------------------------------------------------------------------------------
Robert M. Buchan(2)    2005      206,350        Nil       15,861             Nil         Nil           N/A                  -
Former President &     2004      768,300    576,225       28,331         133,326     775,453           N/A          6,671,059
Chief Executive        2003      713,500    535,125       63,639         100,000     388,857           N/A             51,786
Officer
------------------------------------------------------------------------------------------------------------------------------------
Tye W. Burt(2)         2005      471,430    660,320       16,699         150,000     630,441 (3)(4)    N/A          1,378,884 (3)(4)
President and Chief    2004          N/A        N/A          N/A             N/A         N/A           N/A                N/A
Executive Officer      2003          N/A        N/A          N/A             N/A         N/A           N/A                N/A
------------------------------------------------------------------------------------------------------------------------------------
Lars-Eric Johansson    2005      256,286        Nil       14,724             Nil     229,879 (3)       N/A             78,896
Senior Vice            2004      134,453        Nil          616         102,740     243,425           N/A            414,529
President & Chief      2003          N/A        N/A          N/A             N/A         N/A           N/A                N/A
Executive Officer
------------------------------------------------------------------------------------------------------------------------------------
Scott A. Caldwell      2005      376,449    331,710       81,206          82,424     336,235 (3)       N/A          1,235,489 (5)
Executive Vice         2004      344,682    251,426       48,043          79,867     302,794           N/A            251,025
President and Chief    2003      273,806    121,295        7,222          53,125     132,211           N/A             15,500
Operating Officer
------------------------------------------------------------------------------------------------------------------------------------
John W. Ivany          2005      305,408    183,245        8,933             Nil     404,533 (3)       N/A             88,289
Executive Vice         2004      274,667    153,660        6,253          62,849     193,861           N/A            295,321
President              2003      237,685    102,030        9,070          44,688     111,213           N/A             18,597
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

                                      ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
------------------------------------------------------------------------------------------------------------------------------------
                                                                               AWARDS               PAYOUTS
                                                                    --------------------------- ---------------
                                                                      SECURITIES   SHARES OR
                                                         OTHER           UNDER       UNITS
                                                         ANNUAL        OPTIONS/    SUBJECT TO         LTIP            ALL OTHER
                                                         COMPEN-         SARS        RESALE          PAYOUTS       COMPENSATION(9)
     NAME AND                    SALARY     BONUS       SATION (7)    GRANTED(3)  RESTRICTIONS         ($)               ($)
PRINCIPAL POSITION     YEAR        ($)       ($)           ($)            (#)      RESTRICTED
                                                                                     SHARE
                                                                                  RIGHTS(3)(8)
                                                                                       ($)
------------------------------------------------------------------------------------------------------------------------------------
Hal Kirby((6))         2005      163,257      74,276      10,778           9,605     216,094           N/A             125,281 (6)
Vice President,        2004      130,561      96,762      45,042          18,614      23,261           N/A               5,809
Corporate Controller   2003      167,999      47,000      55,708          12,656      26,248           N/A               6,222
------------------------------------------------------------------------------------------------------------------------------------
Allan D.               2005      201,615     256,732       2,519             Nil         Nil           N/A             695,863
Schoening(10)          2004      214,023      72,259       1,635          24,638     110,499           N/A                 Nil
Former Sr. Vice        2003      161,679      81,282       1,241          47,156      61,904           N/A               8,854
President, Human
Resources and
Community Relations
====================================================================================================================================

---------------------------
(1) Compensation, which is paid in Canadian dollars, is reported in United States dollars. The rates of exchanges used to convert Canadian dollars to United States dollars are: 2003 - 0.7135, 2004 - 0.7683, 2005 -
        0.8254.
(2) Mr. Buchan resigned as President and Chief Executive Officer and was succeeded by Mr. Tye W. Burt in March 2005. Mr. Buchan's change of control agreement with the Company was triggered by the TVX and Echo Bay merger (see "Employment Contracts"). Mr. Buchan received a lump sum payment of $5,250,755 and his ERAP was credited with $504,197. In addition, Mr. Buchan's ERAP was credited during 2004, with the sum of $916,107 for prior year's services, consistent with the practice for other senior officers, see footnote 9.
(3) As the Named Executive Officers were subject to a management cease trade order in 2005 which was lifted in February 2006 and a blackout period on trading until April 3, 2006, Kinross was not in a position to grant such officers their annual allocation of options and Restricted Share Rights at year end, in accordance with its usual practice. Accordingly, the options and Restricted Share Rights which are reported above were not granted until April 3, 2006.
(4) When Mr. Burt was hired in March of 2005, his employment offer letter recognized the significant benefits he was forfeiting under his then employer's long term incentive plans. Accordingly, the Company agreed to issue replacement securities to replace the securities being forfeited, and Mr. Burt's agreement contained certain adjustment mechanisms if it was not possible to grant securities of the Company as a result of the management cease trade order then in place. In April 2006, when it was possible to grant such securities to Mr. Burt, he received 379,609 Restricted Share Rights, 450,000 options and a payment of $1,238,100 (which is included in the amount under "All Other Compensation") pursuant to his employment offer letter, referable to the benefits he forfeited with his previous employer. The Restricted Share Units to which Mr. Burt was entitled on his hire date, were valued at $2,365,636 as at such date. Mr. Burt declined an additional 6,000 Restricted Share Rights which were proposed as part of his 2005 annual compensation.
(5) Mr. Caldwell received a retention payment in consideration for forfeiting a change of control entitlement payable in the event of his departure.
(6) Mr. Kirby was appointed Vice President, Corporate Controller in June, 2005. Mr. Kirby received a retention payment of $103,175 in 2005.
(7) This section includes payments made in connection with parking, car allowance, club dues, life insurance, contributions to the employee share purchase plan, relocation expenses, and vested Restricted Share Rights.
(8) Amounts shown represent Restricted Share Rights granted as part of the annual compensation package of each Named Executive Officer, valued at the date of the grant based on the market price of the Common Shares on the TSX on such date. From January 1, 2005 to and including April 3, 2006, the following numbers of Restricted Share Rights were granted to the Named Executive Officers: Mr. Buchan: Nil; Mr. Burt: 60,000; Mr.
        Johansson: 21,878, Mr. Caldwell: 32,000, Mr. Ivany: 38,500, Mr. Kirby:
        20,565 and Mr. Schoening: Nil. As at April 3, 2006, the aggregate number and value of Restricted Share Rights held by the Named Executive Officers were as follows: Mr. Buchan: 153,413 Restricted Share Rights - $1,952,947; Mr. Burt: 60,000 Restricted Share Rights - $630,441
        (excluding Restricted Share Rights granted upon being hired); Mr.
        Johansson: 60,485 Restricted Share Rights - $769,974; Mr. Caldwell:
        74,357 Restricted Share Rights - $946,564; Mr. Ivany: 78,653 Restricted Share Rights - $1,001,253; Mr. Kirby: 25,918 Restricted Share Rights - $329,936; Mr. Schoening: Nil Restricted Share Rights - Nil$. In accordance with his employment offer letter Mr. Burt was also granted 379,609 Restricted Share Rights in April 2006 for forfeiting the benefits of incentive securities he held with his previous employer, in accordance with his employment offer letter of March 2005. Restricted Share Rights generally vest as to one third at the first anniversary date of the grant, one third on the second anniversary date of grant and one third on the third anniversary date of the grant, except that in March 2006, Mr. Burt received 21,500 vested Restricted Share Rights, and 358,109 Restricted Share Rights vesting January 1, 2007 which had been committed to him in his March 2005 employment offer letter; Mr. Kirby received 10,000 Restricted Share Rights in April 2006 vesting as to one third on May 31, 2006, one third on May 31, 2007 and one third on May 31, 2008. The vesting of such Restricted Share Rights was aligned with Mr. Kirby's promotion date rather than with the grant date.
(9) This section includes contributions made to each Named Executive Officer's retirement allowance ("ERAP" and registered retirement savings plan of "RRSP"). In the case of Messrs. Buchan, Caldwell and Ivany payments were made to the ERAP for prior years' services.

(10) Mr. Schoening's employment with Kinross ended in 2005 and as part of his severance, Mr. Schoening received a lump sum of $405,787 and $290,076 was credited to his executive retirement allowance.

                                                SUMMARY COMPENSATION TABLE
                                                       FOR YEAR 2004

====================================================================================================================================

                                      ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
------------------------------------------------------------------------------------------------------------------------------------
                                                                               AWARDS               PAYOUTS
                                                                    --------------------------- ---------------
                                                                      SECURITIES   SHARES OR
                                                         OTHER           UNDER       UNITS
                                                         ANNUAL        OPTIONS/    SUBJECT TO         LTIP            ALL OTHER
                                                         COMPEN-         SARS        RESALE          PAYOUTS       COMPENSATION(7)
     NAME AND                    SALARY     BONUS       SATION (5)      GRANTED   RESTRICTIONS         ($)               ($)
PRINCIPAL POSITION     YEAR        ($)       ($)           ($)            (#)      RESTRICTED
                                                                                     SHARE
                                                                                    RIGHTS(6)
                                                                                       ($)
------------------------------------------------------------------------------------------------------------------------------------
Robert M. Buchan(2)    2004      768,300    576,225      28,331          133,326     775,453            N/A           6,671,059
Former President &     2003      713,500    535,125      63,639          100,000     388,857            N/A              51,786
Chief Executive        2002      420,479    964,752      18,860          124,117           -            N/A              28,281
Officer
------------------------------------------------------------------------------------------------------------------------------------
Brian W. Penny(3)      2004       98,434        N/A      22,363              N/A         N/A            N/A             860,887
Former Vice            2003      198,353     69,424      18,713           27,800      64,861            N/A              11,184
President              2002      171,936    201,388      13,109           33,835           -            N/A               9,285
Finance and Chief                                                                                                             -
Financial Officer
------------------------------------------------------------------------------------------------------------------------------------
Lars-Eric Johansson    2004      134,453        Nil         616          102,740     243,425            N/A             414,529
Senior Vice            2003          N/A        N/A         N/A              N/A         N/A            N/A                 N/A
President & Chief      2002          N/A        N/A         N/A              N/A         N/A            N/A                 N/A
Executive Officer
------------------------------------------------------------------------------------------------------------------------------------
Scott A. Caldwell      2004      344,682    251,426      48,043           79,867     302,794            N/A             251,025
Executive Vice         2003      273,806    121,295       7,222           53,125     132,211            N/A              15,500
President and Chief    2002      203,351    175,120      55,934           42,105         Nil            N/A              10,856
Operating Officer
------------------------------------------------------------------------------------------------------------------------------------
John W. Ivany          2004      274,667    153,660       6,253           62,849     193,861            N/A             295,321
Executive Vice         2003      237,685    102,030       9,070           44,688     111,213            N/A              18,597
President              2002      197,726    226,064       7,951           38,916         Nil            N/A              14,249
------------------------------------------------------------------------------------------------------------------------------------
J. Michael Doyle(4)    2004      221,708    117,300       2,640           43,149     101,111            N/A              29,181
Senior Vice            2003      149,974     70,408       8,753           22,950      53,545            N/A               7,256
President, Operations  2002          N/A        N/A         N/A              N/A         N/A            N/A               7,369
====================================================================================================================================

------------------
(1) Compensation, which is paid in Canadian dollars, is reported in United States dollars. The rates of exchanges used to convert Canadian dollars to United States dollars are: 2002 - 0.6368, 2003 - 0.7135, 2004 -
        0.7683.
(2) Mr. Buchan resigned as President and Chief Executive Officer and was succeeded by Mr. Tye W. Burt in March 2005. Mr. Buchan's change of control agreement with the Company was triggered by the TVX and Echo Bay merger (see "Employment Contracts"). Mr. Buchan received a lump sum payment of $5,250,755 and his ERAP was credited with $504,197. In addition, Mr. Buchan's ERAP was credited during 2004, with the sum of $916,107 for prior year's services, consistent with the practice for other senior officers, see footnote 7.
(3) Mr. Penny resigned as Vice President Finance and Chief Financial Officer of the Company in June, 2004 and was replaced by Mr. Lars-Eric Johansson. Mr. Penny was paid a severance of $640,428 and $208,492 was credited to his ERAP.
(4)     Mr. Doyle was appointed Senior Vice President, Operations in October,
        2004
(5) This section includes payments made in connection with parking, car allowance, club dues, life insurance, contributions to the employee share purchase plan, relocation expenses and vested Restricted Share Rights.
(6) Amounts shown represent Restricted Share Rights, valued at the date of the grant based on the market price of the Common Shares on the TSX on such date. In 2004, the following numbers of Restricted Share Rights were granted to the Named Executive Officers: Mr. Buchan: 103,413; Mr.
        Penny: NIL; Mr. Johansson: 38,614, Mr. Caldwell: 31,024, Mr. Ivany:
        25,853 and Mr. Doyle: 13,484. As at December 31, 2004, the aggregate number and value of Restricted Share Rights held by the Named Executive Officers were as follows: Mr. Buchan: 153,413 Restricted Share Rights - $995,977; Mr. Penny: 5,560 Restricted Share Rights - $46,982; Mr.
        Johansson: 38,614 Restricted Share Rights - $250,687; Mr. Caldwell:
        42,637 Restricted Share Rights - $275,052; Mr. Ivany: 40,153 Restricted Share Rights - $260,679; Mr. Doyle: 18,074 Restricted Share Rights - $117,339. Restricted Share Rights vest as to one third at the first anniversary date of the grant, one third on the second anniversary date of grant and one third on the third anniversary date of the grant;

(7) This section includes severance payments for Messrs. Buchan and Penny and contributions made to each Named Executive Officer's ERAP and RRSP. In the case of Messrs. Buchan, Caldwell, Ivany and Penny payments were made to the ERAP for prior years' services.


STOCK OPTIONS

The following tables provide details of stock options granted to the Named Executive Officers during the years ended December 31, 2005 and 2004 pursuant to the Company's stock option plan (the "Stock Option Plan").

                                 OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2005(1)

======================================================================================================================

                                                                               MARKET VALUE OF
                         SECURITIES                                              SECURITIES
                           UNDER        PERCENT OF TOTAL                         UNDERLYING
                          OPTIONS       OPTIONS GRANTED       EXERCISE OR      OPTIONS ON THE
                          GRANTED       TO EMPLOYEES IN       BASE PRICE       DATE OF GRANT
        NAME              (#) (2)      FINANCIAL YEAR (3)   (CDN$/SECURITY)    (CDN$/SECURITY)      EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------
Robert M. Buchan              Nil              Nil                 N/A                N/A            N/A

----------------------------------------------------------------------------------------------------------------------

Tye W. Burt(4)            150,000             9.11%               12.73              12.73           April 3, 2011

----------------------------------------------------------------------------------------------------------------------

Lars-Eric Johansson           Nil              Nil                 N/A                N/A            N/A

----------------------------------------------------------------------------------------------------------------------

Scott A. Caldwell          82,424             5.01%               12.73              12.73           April 3, 2011

----------------------------------------------------------------------------------------------------------------------

John W. Ivany                 Nil              Nil                 N/A                N/A            N/A

----------------------------------------------------------------------------------------------------------------------

Hal Kirby                  36,019             2.19%               12.73              12.73           April 3, 2011

----------------------------------------------------------------------------------------------------------------------

Allan D. Schoening            Nil              Nil                 N/A                N/A            N/A

======================================================================================================================

------------------
(1) As a result of a management cease trade order and company trading blackout, the grant of options for the 2005 annual compensation package of Named Executive Officers was not effected until April 2006. Kinross has reported such grants as part of their 2005 compensation.
(2) The class of securities underlying all stock options is Common Shares. All stock options vest as to 33?% on each of the first, second and third anniversary dates of the grant.
(3) Based on the total number of options granted pursuant to the Stock Option Plan from January 1, 2005 to April 3, 2006 of 1,646,650.
(4) The above reports the annual compensation of Mr. Burt. In addition to the above, Mr. Burt was promised 450,000 options upon being hired as a result of forfeiting the benefits of incentive securities he held with his previous employer. The grant of such options was effected in April 2006 and have an exercise price of $12.73 per share (the then market value), vesting as to 33?% on each of the first, second and third anniversary dates of the date of hire of Mr. Burt (March 23, 2005), for a five year term.


                                   OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2004

======================================================================================================================

                                                                               MARKET VALUE OF
                         SECURITIES                                              SECURITIES
                           UNDER        PERCENT OF TOTAL                         UNDERLYING
                          OPTIONS       OPTIONS GRANTED       EXERCISE OR      OPTIONS ON THE
                          GRANTED       TO EMPLOYEES IN       BASE PRICE       DATE OF GRANT
        NAME              (#) (1)      FINANCIAL YEAR (2)   (CDN$/SECURITY)    (CDN$/SECURITY)      EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------
Robert M. Buchan          133,326            10.85%                9.76               9.76          Nov. 26, 2009

----------------------------------------------------------------------------------------------------------------------

Brian W. Penny                Nil              Nil                 N/A                N/A           N/A

----------------------------------------------------------------------------------------------------------------------

Lars-Eric Johansson        50,000             4.07%                8.49               8.49          June 1, 2009
                           52,740             4.29%                9.76               9.76          Nov. 26, 2009
----------------------------------------------------------------------------------------------------------------------

Scott A. Caldwell          79,867             6.50%                9.76               9.76          Nov. 26, 2009

----------------------------------------------------------------------------------------------------------------------

John W. Ivany              62,849             5.11%                9.76               9.76          Nov. 26, 2009

----------------------------------------------------------------------------------------------------------------------

J. Michael Doyle           43,149             3.51%                9.76               9.76          Nov. 26, 2009

======================================================================================================================

------------------
(1) The class of securities underlying all stock options is Common Shares. All stock options vest as to 33?% on each of the first, second and third anniversary date of the grant.
(2) Based on the total number of options granted pursuant to the Stock Option Plan during the year ended December 31, 2004 of 1,229,240.

No options were exercised in 2005 by the Named Executive Officers. The following table provides details regarding stock options exercised by the Named Executive Officers during the year ended December 31, 2004 and year-end option values.


                            AGGREGATED OPTION EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2004
                                                AND YEAR-END OPTION VALUES

===================== ============== =============== ================================ ================================

                                                                                           VALUE OF UNEXERCISED
                                                         UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                                            DECEMBER 31, 2004              DECEMBER 31, 2004 (1)
                                                     -------------------------------- --------------------------------
                       SECURITIES      AGGREGATE
                       ACQUIRED ON   VALUE REALIZED
                        EXERCISE         (CDN$)       EXERCISABLE    UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
        NAME               (#)                            (#)             (#)            (CDN$)           (CDN$)
--------------------- -------------- --------------- -------------- ----------------- -------------- -----------------
Robert M. Buchan               Nil        Nil           557,450         199,993        1,974,000      Nil

--------------------- -------------- --------------- -------------- ----------------- -------------- -----------------

Brian W. Penny              40,000      108,801         66,435           18,533        90,065         Nil

===================== ============== =============== ================================ ================================

===================== ============== =============== ================================ ================================

                                                                                           VALUE OF UNEXERCISED
                                                         UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                                            DECEMBER 31, 2004              DECEMBER 31, 2004 (1)
                                                     -------------------------------- --------------------------------
                       SECURITIES      AGGREGATE
                       ACQUIRED ON   VALUE REALIZED
                        EXERCISE         (CDN$)       EXERCISABLE    UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
        NAME               (#)                            (#)             (#)            (CDN$)           (CDN$)
--------------------- -------------- --------------- -------------- ----------------- -------------- -----------------
Lars-Eric Johansson            Nil        Nil             Nil           102,740        Nil            Nil

--------------------- -------------- --------------- -------------- ----------------- -------------- -----------------

Scott A. Caldwell           83,333        Nil           59,813          115,284        Nil            Nil

--------------------- -------------- --------------- -------------- ----------------- -------------- -----------------

John W. Ivany               83,333        Nil           173,812          92,641        583,600        Nil

--------------------- -------------- --------------- -------------- ----------------- -------------- -----------------

J. Michael Doyle               Nil        Nil             Nil            58,449        7,650          Nil

===================== ============== =============== ============== ================= ============== =================

------------------
(1) Calculated using the closing price of the Common Shares on the TSX on December 31, 2004 of Cdn$8.45 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

PENSION AND OTHER BENEFIT PLANS

EXECUTIVE RETIREMENT ALLOWANCE PLAN

In 2004, the Company adopted an Executive Retirement Allowance Plan (the "ERA Plan"). Under the ERA Plan, the Named Executive Officers are not required to make contributions to the ERA Plan as contributions and payment of all entitlements of the Named Executive Officers under the ERA Plan (the "Retirement Allowance") are the sole responsibility of the Company.

The Retirement Allowance payable to each Named Executive Officer under the ERA Plan is equal to the sum of three parts. The first part is calculated on the basis of 15% of the Named Executive Officer's base salary plus any bonus paid during the employment period, which is equal to one-half of the number of months commencing from the date upon which the employment of the Named Executive Officer began and December 31, 2003 (the "Pre-January 1, 2004 Entitlement"). Each Named Executive Officer's Pre-January 1, 2004 Entitlement shall vest at a rate of 1/24th at the end of each month until fully vested.

The second part is calculated on the basis of 15% of the Named Executive Officer's base salary plus any bonus paid during the period, which is equal to that number of full months from and after January 1, 2004 during which the Named Executive Officer was continuously employed by the Company (the "Post-January 1, 2004 Entitlement"). Each Named Executive Officer's Post-January 1, 2004 Entitlement shall vest as to 1/12th at the end of each month of continuous service to the Company.

The third part of the Named Executive Officer's entitlement is calculated on the basis of 15% of any severance amount payable to the Named Executive Officer upon a change of control of the Company under the terms of the Executive Severance Agreement (the "Severance Entitlement"). The Executive's Severance Entitlement shall vest in full as of the day immediately prior to the date on which the change of control occurs.

Interest shall be calculated and compounded on the Retirement Allowance in question for the periods fixed by the terms of the ERA Plan at the end of each quarter at the average annual yield rate for Government of Canada bonds, as published by the Bank of Canada on the day prior to the date upon which the fiscal quarter begins.

Based on accrued and vested entitlements, the Company agreed to pay to each Named Executive Officer their Retirement Allowance by either: (a) consecutive monthly payments commencing in the month immediately following the date upon which the Named Executive Officer leaves the employment of the Company (the "Retirement Date") and continuing for a period of not less than three or greater than ten years (the "Executive's Payout Period"), or (b) a lump sum payment equal to the Retirement Allowance accrued to the date of payment.

OTHER BENEFITS

The Company's subsidiary, Kinross Gold U.S.A., Inc., has a retirement plan in which two Named Executive Officers are eligible to participate.

Employees are allowed to make contributions to the Kinross Gold Retirement Plan from salary deductions each year subject to certain limitations. The plan is a "safe harbor" plan under which the Company matches 100% of the participants' salary deferrals into the plan up to a maximum of 6% of compensation. The Company also currently makes a 2% contribution to all eligible employees, whether or not the employee elects to make salary deferrals. However, any employee who is eligible to participate in the ERA Plan described above is not eligible to receive matching or other Company contributions under the Kinross Gold Retirement Plan. Participants are immediately vested in all contributions under the Plan. Participants are allowed to direct the investment of their account within a group of designated investment funds.

EMPLOYMENT CONTRACTS

The Company has entered into a change of control agreement with each of the Named Executive Officers. Each of these agreements provides for a severance payment equal to two (in the case of Messrs. Kirby, Ivany and Johansson (and it was previously the case for Mr. Penny and Mr. Schoening) or 2.5 for Messrs. Burt and Caldwell (and as it was previously the case for Mr. Buchan) multiplied by the sum of the Named Executive Officer's annual compensation (annual base salary and benefits) and target bonus. For Messrs. Burt and Caldwell (as was the case for Mr. Buchan), the severance payment is payable to him following a change of control of the Company, at his option. The severance amount is payable at the option of Mr. Burt provided he exercises his option within 12 months following a change of control. In the case of Messrs. Kirby, Ivany and Johansson (it was also the case for Mr. Penny and Mr. Schoening), the severance is paid to the Named Executive Officer if a triggering event occurs following a change of control. A triggering event includes: (i) an adverse change in the employment terms of the executive, (ii) a diminution of the title of the executive; (iii) a change in the person to whom the executive reports (subject to certain exceptions); and (iv) a change in the location at which the executive is required to work (subject to certain exceptions). The severance amount is payable at the option of Messrs. Kirby, Ivany and Johansson (and it was also the case for Mr. Penny and Mr. Schoening) provided the exercise of such option occurs within 18 months following the change of control and within six months of the triggering event.

The issuance of Common Shares equal to more than 50% of the then outstanding capital of Kinross as part of the TVX/Echo Bay merger triggered the change of control provisions of Mr. Buchan's severance agreement and as a result, Mr. Buchan was paid accordingly as part of his severance upon departing Kinross. See the details of such payments under "Summary Compensation Table".

Other than as described above, the Company (and its subsidiaries) currently have no employment contracts in place with the Named Executive Officers and no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Company (and its subsidiaries), from a change of control of the Company (and its subsidiaries) or a change in the Named Executive Officers' responsibilities following a change of control.

Mr. Caldwell's employment arrangement was renegotiated in December 2005. Should his employment be terminated without cause and outside of a change of control prior to December 31, 2006, Mr. Caldwell will receive a lump sum equivalent to 18 months' salary and bonus increasing annually for each year of service capped at 24 months in salary and bonus.

DIRECTORS AND OFFICERS' INSURANCE

The Company has a policy of insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which expire on February 15, 2007, is $25 million in the aggregate inclusive of defence costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of $5 million each loss for securities claims and $1 million each loss for non-securities claims. The total premium charged to the Company in respect of coverage for 2005 was $1,117,058 and $775,000 for 2004, no part of which is payable by the directors or officers of the Company.

The by-laws and standard indemnity agreements of the Company also provide for the indemnification of the Company's directors and officers from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the BUSINESS CORPORATIONS ACT (Ontario).

COMPENSATION OF DIRECTORS

Effective October 1, 2003 the Board of Directors' adopted a Flat Fee Structure and the Deferred Share Plan (the "DSU Plan"). In accordance with the terms of the revised fee structure for the year ended December 31, 2004: outside director(s) each received an annual retainer of Cdn.$75,000; the Chairs of the Compensation, Corporate Governance, Environmental and Nominating Committees each received an additional annual retainer of Cdn.$10,000; the Chair of the Audit Committee received an additional annual retainer of Cdn.$25,000 and the Independent Chairman received an additional annual retainer of Cdn.$125,000. The flat fee was paid 50% in cash and 50% in deferred share units ("DSU's"). In addition, such directors were also entitled to the reimbursement of their expenses.

Effective July 1, 2005 the Board of Directors approved a revised flat fee structure. Under the new fee structure, outside directors each receive a flat annual fee of Cdn.$100,000; the Chair of each committee receives an additional Cdn.$15,000; members of the Audit Committee receive an additional Cdn.$25,000 and the Chair of the Audit Committee receives an additional Cdn.$40,000. The Independent Chairman receives an additional Cdn.$150,000 (but may not receive additional fees for acting as a committee Chair or for being a member of the Special Projects Committee). The flat fee is paid 50% in cash and 50% in DSU's. However, a director who has exceeded his or her minimum DSU's/shares ownership requirement, as described below, may elect (on an annual basis) to receive all or a portion of the DSU's compensation in cash. In addition, such directors were also entitled to the reimbursement of their expenses.

DEFERRED SHARE UNIT PLAN

The main purpose of the DSU Plan is to strengthen the alignment of interests between the directors and the shareholders of the Company, by linking a portion of annual director compensation to the future value of Kinross' common shares. Under the Plan, each director receives on the date in each quarter, which is two business days following the publication by the Company of its earning results for the previous quarter (or year in the case of the first quarter) that number of Deferred Stock Units having a value equal to 50% of the compensation of the director for the current quarter. A director may elect (on an annual basis) to receive all or part of his or her DSU compensation in cash rather than 50% DSU's, as long as such director exceeds his or her minimum DSU's/shares ownership requirement established by the Board of Directors. The number of DSU's granted to a director is determined by dividing the closing price of Kinross common shares on the TSX on the business day immediately preceding the date of grant.

At such time as a director ceases to be a director, the Company will make a cash payment to the director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSU's held on that date.

Holdings of DSU's for the current directors are disclosed under the table in "Business of the Meeting - Election of Directors".

REPORT ON 2004 AND 2005 EXECUTIVE COMPENSATION

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee members are Messrs. Oliver (Chairman), Brough and Huxley, all of whom are independent directors, as defined in the corporate governance guidelines of the Canadian Securities administrators. In carrying out its mandate, the Compensation Committee met once in each of the years ended December 31, 2005 and 2004. The Compensation Committee retained a compensation consultant to assist in market analysis and receive advice on compensation matters.

EXECUTIVE COMPENSATION PROGRAM

The executive compensation program of the Company is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Base salaries are set at levels which are competitive with the base salaries paid by similar corporations within the mining industry. Compensation is directly tied to corporate and individual performance. Bonuses are directly tied to the performance of the Company. Share ownership opportunities are provided as an incentive to align the interests of senior officers with the longer term interests of shareholders and to reward past performance.

Compensation for Named Executive Officers, as well as for the senior officers as a whole, consists of a base salary, bonus, stock options and restricted share rights.

BASE SALARY

Corporate office base salaries are established at a competitive level. The level of base salary for each senior officer of the Company is determined by the level of responsibility and the importance of the position to the Company as well as the experience and overall performance level of such officer.

For 2004 and 2005, the President and Chief Executive Officer presented salary recommendations to the Compensation Committee with respect to the senior officers of the Company. The Compensation Committee's recommendations for the base salaries for the senior officers were then submitted for approval by the Board of Directors of the Company.

BONUS

The Committee set the proposed bonuses for the 2004 and 2005 fiscal years of the Company for the Named Executives Officers based on the performance of the Chief Executive Officer and the senior executives with particular emphasis on the following performance metrics:

        (a)     shareholder value creation;

        (b)     corporate financial performance; and

        (c)     implementation of strategic goals.

The Committee also reviewed comparator groups to determine that bonuses were in line with market expectations.

SHARE INCENTIVE PLAN

The Share Incentive Plan of the Company is designed to advance the interests of the Company by encouraging employees to acquire equity participation in the Company through the acquisition of Common Shares. The Share Incentive Plan consists of the Stock Option Plan and the Share Purchase Plan. Currently the maximum number of Common Shares issuable pursuant to the Share Incentive Plan is 9,833,333, representing approximately 2.8% of the number of Common Shares currently issued and outstanding.

The Compensation Committee may at its absolute discretion amend, modify or change the provisions of the Share Incentive Plan or any options granted under the Stock Option Plan provided that such amendment, modification or change (i) which would materially increase the benefits under the Share Incentive Plan or any options, (ii) increase the number of Common Shares which may be issued under the Share Incentive Plan; (iii) materially modify the requirements as to eligibility for participation under the Share Incentive Plan; or (iv) amend, modify or change the section of the plan granting authority to the Compensation Committee to determine exercise periods of options, shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company if required by the relevant stock exchange or any securities regulatory authority having jurisdiction and the securities of the Company. Any other changes or modifications are subject, if required, to regulatory approval.

OPTIONS

The Stock Option Plan of the Company is administered by the Compensation Committee. The Stock Option Plan is designed to give each holder of an option an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current and future performance. Employees, officers and consultants of the Company (and its affiliates designated by the Compensation Committee) are eligible as determined by the Compensation Committee to participate to the Stock Option Plan. The Compensation Committee considers option grants when reviewing key employee compensation packages. Any grant recommendations made by the Compensation Committee requires approval by the Board of Directors of the Company. In determining the number of options to be granted, the Compensation Committee gives consideration to an individual's present and potential contribution to the success of the Company.

The number of options, which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year, is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. The exercise price per share is not less than the closing price of the Common Shares on the TSX on the trading day preceding the day on which the option is granted. Each option is for a term of five years. The vesting period of options is at the discretion of the Compensation Committee, but as matter of practice the vesting period of options are one-third after the first anniversary of the grant, one-third after the second anniversary of the grant and one-third after the third anniversary of the grant.

The maximum number of Common Shares issuable under the Stock Option Plan is currently set at 7,166,667 in the aggregate, representing 2.1% of the outstanding number of Common Shares. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Incentive Plan and all other compensation arrangements of the Company is limited to 10% of the total numbers of Common Shares outstanding. The maximum number of Common Shares issued to insiders pursuant to the Share Incentive Plan within a one-year period, is limited to 10% of the total number of Common Shares then outstanding. These restrictions on the number of Common Shares issuable or issued to insiders under the Stock Option Plan were adopted by the Board of Directors of the Company on December 21, 2005, in accordance with TSX Staff Notice 2005-0001. The maximum number of Common Shares issuable to any one insider and such insider's associates pursuant to the Stock Option Plan, within a one year period, is limited to 5% of the total of Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Stock Option Plan is limited to 5% of the outstanding number of Common Shares from time to time.

Options are not assignable. Upon termination or retirement of a participant, his or her options if then exercisable may be exercised within 60 days. Notwithstanding the foregoing, in the event of a retirement or a termination, the Compensation Committee may determine when any option shall become exercisable. In the event of a change of control all options outstanding shall become immediately exercisable.

The initial grants of options to officers and employees of the Company and options granted by and inherited from the Company's predecessor companies were ratified by the full Board of Directors of the Company. All subsequent grants were reviewed by the Compensation Committee and recommended to and approved by the Board of Directors of the Company.

On December 21, 2005, the Board of Directors amended the Stock Option Plan to extend the expiry term of options issued after December 21, 2005 which expire during a corporate blackout trading period to the 10th business day following the expiry of such blackout. This amendment is subject to shareholders' approval.

SHARE PURCHASE PLAN

For the years ended December 31, 2004 and 2005 employees of the Company or designated affiliates were entitled to contribute up to 10% of their annual base salary to the Share Purchase Plan. The Company matches as to 50% of the participant's contribution on a quarterly basis and each participant is then issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and by the Company. The purchase price per share is the weighted average closing price of the Common Shares on the TSX, for participants resident in Canada, or the NYSE, for participants resident in the United States, for the 20 consecutive trading day period prior to the end of the calendar quarter in respect of which the Common Shares are issued. Such Common Shares are delivered to participants six months following their date of issue. In the event of termination of employment or death of an employee, any portion of the participant's contribution then held in trust shall be paid to the participant or his or her estate and any portion of the Company's contribution shall be returned to the Company. In addition, any Common Shares held in safekeeping will be purchased for cancellation at an amount equal to the participant's contribution and the proceeds will be paid to the participant or the shares will vest after six months and issued to the participant at the participant's election. The maximum number of Common Shares issuable under the Share Purchase Plan is currently set at 2,666,666 Common Shares in the aggregate.

RESTRICTED SHARE RIGHTS

The Restricted Share Plan of the Company is administrated by the Compensation Committee. The purpose of the Restricted Share Plan is to advance the interests of the Company through the motivation, attraction and retention of employees, officers and consultants of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of Common Shares to key employees, directors and consultants of the Company. Restricted share rights ("Restricted Share Rights") may be granted by the Compensation Committee to employees, officers and consultants of the Company as a discretionary payment in consideration of past services to the Company. In determining the eligibility of participants to the Restricted Share Plan, the Compensation Committee considers the present and potential contributions and the services rendered by each particular participant to the success of the Company.

A Restricted Share Right is exercisable for no additional consideration into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee ("Restricted Period"); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant's retirement date or termination date (a "Deferred Payment Date"). The maximum number of Common Shares issuable under the Restricted Share Plan is currently set at 1,333,333. The maximum number of Common Shares issuable at any time to insiders pursuant to the Restricted Share Plan and all other compensation arrangements of the Company's 10% of the total number of Common Shares outstanding. The maximum number of Common Shares issued to insiders pursuant to the Restricted Share Plan and all other compensation arrangements of the Company, within a one-year period, is limited to 10% of the total number of Common Shares then outstanding. These restrictions to the number of Common Shares issuable or issued to insiders under the Restricted Share Plan were adopted by the Board of Directors on December 21, 2006 in accordance with TSX Staff Notice 2005-0001. The maximum number of Common Shares issuable to any one insider and such insider's associates pursuant to the Restricted Share Plan, within a one-year year period, is limited to 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Restricted Share Plan is limited to 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Restricted Share Plan is limited to 5% of the number of Common Shares outstanding from time to time.

The grant of a Restricted Share Right is evidenced by a Restricted Share Rights agreement between a participant and the Company which is subject to the Restricted Share Plan and may be subject to other terms and conditions that are not inconsistent with the Restricted Share Plan and which the Compensation Committee deems appropriate.

Canadian participants seeking to set a Deferred Payment Date must give the Company at least 60 days notice prior to the expiration of the Restricted Period in order to effect such change. Canadian participants electing to change a Deferred Payment Date must give the Company prior written notice not later than 60 days prior to the Deferred Payment Date.

In the event of a participant's retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Rights shall be immediately exercised without any further action by the participant and the Company shall issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights shall be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee shall have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company shall pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

Restricted Share Rights are not assignable.

In the event of a change of control, all Restricted Share Rights shall be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

The Restricted Share Plan may be amended by the Compensation Committee from time to time provided that any amendment that: (i) materially increases the benefits under the Restricted Share Plan; (ii) increases the number of Common Shares issuable under the Restricted Share Plan or (iii) materially modifies the requirements as to eligibility for participation in the Restricted Share Plan shall only be effective upon such amendment being approved by the shareholders of the Company, if required by the relevant stock exchanges or any other regulatory authority having jurisdiction over the securities of the Company.

The Restricted Share Plan shall remain in effect until terminated by the Directors.

2006 COMPENSATION REVIEW

In early 2006, management initiated a review of its long term incentive securities compensation structure. The aim of the review is to develop plans with the goal of aligning incentive compensation with the strategic business objectives of the Company and the best interest of its stakeholders. In this connection, management has engaged a firm of executive compensation consultants to assist in this review and work with management and the Compensation Committee. The review is comprised of among other things (i) a review of the current incentive plans and practices and their limitations, (ii) the development of possible alternatives, which may include the adoption of a "phantom" type of plan for officers and employees; and (iii) selecting and designing one or more plan(s) for recommendation and approval by the Board of Directors.

PRESIDENT AND CHIEF EXECUTIVE OFFICER COMPENSATION FOR 2004

The Chairman of the Compensation Committee presents recommendations to the Compensation Committee with respect to the President and Chief Executive Officer. In setting the President and Chief Executive Officer's salary for 2004, the Compensation Committee reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry, salaries paid to other CEO's of TSX listed companies and the President and Chief Executive Officer's impact on the achievement of the Company's objectives for the previous financial year. In 2003, the principal factor impacting on Mr. Buchan's 2004 salary was his significant mergers and acquisitions efforts, namely the successful completion of the TVX/Echo Bay merger, the successful integration of the assets acquired in the merger in the overall Kinross enterprise and the negotiation of the Crown transaction.

To determine the President and Chief Executive Officer's bonus compensation for the year, the Committee took into consideration the Company's balance sheet and other financial items; merger and acquisition initiatives; reserve position and investor profile. During 2004, under President and Chief Executive Officer Robert M. Buchan's leadership, the Company achieved a number of important goals and objectives. During the year, Mr. Buchan was responsible for the retention of key personnel, the acquisition of a 51% interest in the Paracatu mine from Rio Tinto Plc., negotiating an extension of the Crown Resources transaction and completing the consolidation/deconsolidation of the Common Shares.

Mr. Buchan played a key role in monitoring and supporting aggressive drilling efforts at various Kinross properties which resulted in an increase in the reported reserve position of the Company. 5.3 million ounces of reserves were added to the Company's reserves portfolio for a total of 19.4 million ounces at year end 2004.

Under Mr. Buchan's direction, the Company committed significant resources to advancing its profile with investors with very positive results. Mr. Buchan took a very active role in both participating in events to promote Kinross as well as directing resources to ensure that the Company remained a key player with a much larger investor base.

In 2004, Mr. Buchan's salary was $768,300 and he received a bonus of $576,225. Mr. Buchan was also awarded 133,326 stock options and 103,413 restricted share rights. The details of Mr. Buchan's severance are described in "Summary Compensation Table for 2004".

PRESIDENT AND CHIEF EXECUTIVE COMPENSATION FOR 2005

Mr. Tye W. Burt was appointed President and Chief Executive Officer of the Company in March 2005. Mr. Burt was paid a base salary of $471,404 in 2005, which was in the view of the Board of Directors, an appropriate salary consistent with salaries paid in the industry and for securing Mr. Burt's employment with the Company at the time his employment offer was made.

Mr. Burt was instrumental in restructuring the upper and lower levels of management of the Company and in streamlining the operations of the Company. He was successful in adding to the senior management team highly skilled members such as the new Sr. Vice President, Corporate Development and the Sr. Vice President, Human Resources. Under Mr. Burt's leadership, the operational management structure also evolved to more regional structure.

Mr. Burt was also successful in negotiating further extensions for the Crown transaction and in bringing a conclusion to the regulatory review of the Company's financial statements and completed the restatement process. He was also instrumental in selecting and retaining new auditors for the Company.

Mr. Burt conducted with the senior management team, a full review of the contributions of each of Kinross' assets. Under Mr. Burt's leadership, the Company delivered on its operational objectives, including reaching its costs and production targets, achieving the restart of the Refugio mine, moving forward with the Paracatu expansion and commence capital projects at Round Mountain and Fort Knox. Under Mr. Burt's direction, an aggressive exploration program, most notably at Paracatu, yielded significant increases in mineral reserves. Overall from the December 31, 2004 reserves compared to the December 31, 2005 reserves, Kinross reported an increase of 27% in total mineral reserves to 24.7 million ounces.

Mr. Burt brought Kinross' focus on strategic objectives to maximize net asset value and cash flow through a four-point plan built on growth from core operations; expanding capacity for the future, attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition. As part of this program the Company successfully realized proceeds from the disposition of redundant and non-core assets, such as the Norseman property, the Aquarius property and equity positions in small companies.

In addition, Mr. Burt took a very active role to enhance the Company's profile with investors with very positive results.

As a result of his achievements, Mr. Burt received a bonus of $660,284 for the year 2005. No options or Restricted Share Rights were granted to Mr. Burt in 2005 as a result of the regulatory management cease trade order. Consequently, the Compensation Committee deferred its decision to grant Mr. Burt incentive securities until the lifting of the management cease trade order. In April 2006, Mr. Burt was granted 150,000 options and 60,000 Restricted Share Rights as part of his annual compensation which would have normally occurred in December 2005. Mr. Burt declined to receive an additional 6,000 Restricted Share Rights which had been offered to him as part of his 2005 compensation.

Upon being hired, Mr. Burt was promised a number of Restricted Share Rights and options or an alternative cash payment to replace the benefits in incentive securities he forfeited upon his resignation as an officer of Barrick Gold Corporation. As a result, Mr. Burt was granted 450,000 stock options and 379,609 Restricted Share Rights and was paid $1,238,100 in April 2006 after the end of the management cease trade order and corporate black-out period.

The foregoing report dated April 3, 2006, has been furnished by the Chairman of the Compensation Committee on the Committee's behalf.

(Signed) John E. Oliver

PERFORMANCE GRAPH

The following chart compares the yearly percentage changes in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Gold and Silver Index for the period December 31, 2000 to December 31, 2005.

     COMPARISON OF CUMULATIVE TOTAL SHAREHOLDER RETURN ON THE COMMON SHARES,
              THE TSX 300 INDEX AND THE TSX GOLD AND SILVER INDEX






                               [PERFORMANCE GRAPH]




------------------------------------------------ ----------- ------------ --------- ------------ ----------- ----------
                                                    2000        2001        2002       2003         2004       2005
------------------------------------------------ ----------- ------------ --------- ------------ ----------- ----------
Kinross Gold Corporation                           100.00      146.91      477.78     424.69       347.74     441.98
------------------------------------------------ ----------- ------------ --------- ------------ ----------- ----------
S&P/TSX Composite Index                            100.00       87.43       76.55      97.01       111.06     137.85
------------------------------------------------ ----------- ------------ --------- ------------ ----------- ----------
S&P/TSX Composite Index - Metals & Mining          100.00      115.69      125.94     168.76       172.24     214.99
(Industry)
------------------------------------------------ ----------- ------------ --------- ------------ ----------- ----------

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the years ended December 31, 2004 and 2005.

                                           EQUITY COMPENSATION PLAN INFORMATION
========================= ============================ =========================== ================================

                          NUMBER OF SECURITIES TO BE
                            ISSUED UPON EXERCISE OF    WEIGHTED-AVERAGE PRICE OF   NUMBER OF SECURITIES REMAINING
                             OUTSTANDING OPTIONS,         OUTSTANDING OPTIONS,      AVAILABLE FOR FUTURE ISSUANCE
     PLAN CATEGORY          WARRANTS AND RESTRICTED     WARRANTS AND RESTRICTED       UNDER EQUITY COMPENSATION
                               SHARE RIGHTS (1)               SHARE RIGHTS                    plans (2)
                                   2004/2005                   2004/2005                      2004/2005

------------------------- ---------------------------- --------------------------- --------------------------------
Equity compensation          2,256,505 / 2,440,539             $9.07/8.51                3,089,272/3,216,130
plans approved by                   options                       Nil                      747,167/772,546
securityholders            532,605/457,547restricted
                                 share rights
------------------------- ---------------------------- --------------------------- --------------------------------
Equity compensation                   Nil                         N/A                            N/A
plans not approved by
securityholders
------------------------- ---------------------------- --------------------------- --------------------------------
Total                     2,256,505/2,440,539 options          $9.07/8.51                3,089,272/3,216,130
                           532,605/457,547restricted              Nil                      701,413/772,546
                                 share rights
========================= ============================ =========================== ================================

------------------
(1) Represents the number of Common Shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies' plans) and restricted share rights. Does not include grants made in April 2006 which are reported under "Statement of Executive Compensation". See note (3) below.
(2) Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Stock Option Plan of 7,833,333 and under the Restricted Share Plan of (1,333,333.)
(3) In addition, (564,473) Common Shares (as of December 31, 2004) and (350,416) Common Share (as of December 31, 2005) remained available for issuance under the Share Purchase Plan. Note that in April 2006 (1,646,650) options and 887,476 Restricted Shares were issued to officers and employees(.)

See detailed descriptions of the Company's Share Incentive Plan and Restricted Share Plan under "Report on Executive Compensation".

CORPORATE GOVERNANCE PRACTICES

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Board monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. A national policy entitled "Corporate Governance Guidelines" and related disclosure requirements were adopted in 2005 by the securities regulatory authorities in Canada (the "Corporate Governance Guidelines").

The Company's corporate governance practices have been revised to be in line with applicable Canadian Corporate Governance Guidelines. In addition, Kinross is fully compliant with Multilateral Instrument 52-110 pertaining to audit committees adopted by Canadian securities regulators. Although, as a regulatory matter, the majority of the corporate governance listing standards of the New York Stock Exchange (the

"NYSE Standards") are not applicable to the Company, the Company has corporate governance practices that are for the most part compliant with NYSE Standards. Details of the Company's corporate governance practices compared to NYSE Standards are available for review on the Company's website at WWW.KINROSS.COM.

The following is the disclosure of the Company's practices as required by the Corporate Governance Guidelines.

THE BOARD OF DIRECTORS

Of the eleven members of the Board, nine are independent within the meaning of the Corporate Governance Guidelines and the NYSE Standards. The independent directors hold regularly scheduled meetings (at least once every quarter). Messrs. Burt and Caldwell are not independent as they are officers of the Company.

The Board of Directors has appointed a Chairman, Mr. John Oliver. The Chairman of the Board (also referred to as the Independent Chairman) is an independent director who has been designated by the full Board to assume the leadership of the Board and enhance and protect, with the Corporate Governance Committee and the other committees of the Board, the independence of the Board of Directors of the Company. The responsibilities of the Independent Chairman are set out in the Position Description for the Independent Chairman adopted by the Board of Directors on May 8, 2003. These responsibilities may be delegated or shared with the Corporate Governance Committee and/or any other independent committee of the Board and include responsibilities such as chairing all meetings of directors; providing leadership to the Board to enhance the Board's effectiveness; managing the Board; acting as a liaison between the Board and management; and representing the Company to certain external groups. A copy of the role description of the Independent Chairman is available upon request to Vice President, Administration and Corporate Secretary of the Company and on the Company's website at WWW.KINROSS.COM.

The directors meet regularly without management to review the business operations, corporate governance and financial results of the Company. In fiscal 2004, the independent directors held six meetings without members of management being present. The independent directors held five meetings in 2005 without management being present.

The attendance record of each director and committee member for meetings held during the last two years is set out in the table appearing under "Business of the Meeting - Election of Directors".

Each of Mr. Brough, Mr. Huxley, Mr. Reid and Ms. McLeod-Seltzer are also presently directors of other reporting issuers as follows:

        Mr. Brough - Silver Wheaton Corp. and Livingston International Inc.

        Mr. Huxley - Algonquin Power Management Inc., the manager of the Algonquin Power Income Fund and Algonquin Power Venture Fund, Inc. and its manager, Algonquin Power Venture Management Inc.

        Mr. Reid - Norcast Income Fund, Pizza Pizza Royalty Fund and AFT Advanced Fiber Technologies Fund.

        Ms. McLeod-Seltzer - Pacific Rim Mining Corp., Silver Standard Resources Inc., Bear Creek Mining Corporation, Miramar Mining Corp., Stornoway Diamond Corporation and Peru Copper Inc.

BOARD CHARTER AND REPORT ON BOARD ACTIVITIES

The Company's Board of Directors' mandate has been formalized in a written charter. The Board of Directors discharges its responsibilities directly and through committees of the Board of Directors, currently consisting of the Corporate Governance Committee, Audit Committee, Compensation Committee, Nominating Committee and Environmental, Health & Safety Committee. The Charter of the Board of Directors sets out specific responsibilities, which include, without limitation:

o Appointing the Independent Chairman who is responsible for the leadership of the Board of Directors for specific functions to ensure the independence of the Board of Directors.

o The adoption of a strategic planning process, approval of strategic plans and monitoring the performance against such plans.

o The review and approval of corporate objectives and goals applicable to senior management of the Company.

o Defining major corporate decisions requiring Board approval and approving such decisions as they arise from time to time.

o Obtaining periodic reports from management on the Company's operations including reports on security issues surrounding the Company's assets (property and employees) and the relevant mechanisms that management has in place.

Additional functions of the Board are included in its Charter or have been delegated to its committees. A complete copy of the Charter of the Board of Directors of the Company is attached as Schedule "B" hereto.

In carrying out its mandate, the Board met 14 times in 2005. At such meetings and pursuant to written resolutions, the Board of Directors fulfilled its responsibilities by doing the following, among other things: (a) addressed management succession by recruiting and hiring Mr. Burt as President and Chief Executive Officer of the Company to replace Mr. Buchan and by appointing a number of other new officers, (b) provided oversight regarding the regulatory review of Kinross' financial statements and the restatement of same in connection with the accounting for the goodwill related to the TVX/Echo Bay acquisition, (c) reviewed and approved financial statements, (d) obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities, (e) adopted a strategic plan proposed by management, (f) approved the 2005 budget, (g) received reports from the Chairman of the Environmental, Health & Safety Committee regarding environmental, health and safety matters, (h) received reports from the Chairman of Audit Committee regarding financial, audit and internal control matters, (i) recruited and appointed two new independent directors, (j) considered possible strategic initiatives for the Company and approved the sale of the Aquarius property and an amendment to the definitive acquisition agreement with Crown Resources Corporation, (k) reviewed evaluation forms for the Board, individual Board members, the Independent Chairman and the Chief Executive Officer and upon recommendations of the Corporate Governance Committee, made certain changes to Board practices, and (l) approved revised Charters for the Board and each Committee and adopted a policy regarding directors' participation to a recognized director education program.

POSITION DESCRIPTIONS

A written position description has been developed by the Board for the Independent Chairman of the Board. A copy of the Independent Chairman position description is available upon request to the Vice President, Administration and Corporate Secretary. The Independent Chairman of the Board instructs the Chairs of the Committees of the Board on their roles and ensures their functions are carried out effectively in light of the Charters of the Committees. In general Committee Chairs fulfill their responsibilities by doing the following, among other things:

(a)     Review and approve the agenda for each committee meeting.

(b)     Preside over Committee meetings.

(c) Obtain reports from management regarding matters relevant to their mandate.

(d) Report to the full Board and make recommendations to the Board regarding matters in their area of responsibilities.

The Board's expectations for the Chief Executive Officer's responsibilities include:

(a) Assume the leadership of management and the day to day leadership of the Company.

(b)     Develop and recommend Kinross' strategic plans.

(c)     Implementation of Kinross' business and operational plans.

(d) Report regularly to the Board on the overall progress of Kinross against its financial and operational objectives.

(e) Ensure that Kinross' business is carried out efficiently and with integrity.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Nominating Committee, in conjunction with the Chairman of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company's directors, the Nominating Committee, the Independent Chairman or the Chief Executive Officer will: (a) request the directors to determine their training and education needs and interests, (b) arrange ongoing visitation by directors to the Company's facilities and operations, (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company, and (d) encourage and facilitate presentations by members of management and outside experts to the Board or committees on matters of particular importance or emerging significance.

In October, 2005 the Board of Directors resolved that each director would be requested to complete a recognized director education program such as those offered by the Corporate Governance College by 2010. The Company will cover 100% of the cost to complete the program unless the cost can be shared by other company boards on which the director also serves.

MANDATORY RETIREMENT AGE

Effective July 1, 2005 a mandatory retirement age of 70 years old was adopted for directors first appointed after that date.

CODE OF BUSINESS CONDUCT AND ETHICS

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the "Code") for its directors, officers and employees. The Audit Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company's local minesite managers, the Vice-President, Human Resources or the Chairman of the Audit Committee. A copy of the Code may be accessed on the Company's website at WWW.KINROSS.COM or SEDAR at www.sedar.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. In a circumstance where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

NOMINATION OF DIRECTORS

The Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Nominating Committee whose responsibility it is to develop, and update and recommend to the Board for approval, an approach to the Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; and (c) the current strengths, skills and experience represented by each director, as well as each director's personality and other qualities as they affect Board dynamics.

The mandate of the Nominating Committee has been formalized in a written charter. Generally, it is responsible for proposing new nominees to the full Board and for assessing directors on an on-going basis. Among the duties under its mandate, the Nominating Committee reviews the composition of the Board to ensure that an appropriate number of independent directors sit on the Board; analyzes the needs of the Board when vacancies arise; ensures that an appropriate selection process for new board nominees is in place; and makes recommendations to the Board for the election of nominees to the Board of Directors.

In carrying out its mandate, the Nominating Committee met twice in 2005, but members of the Committee worked extensively outside the formal meetings as they selected and proposed to the Board two new nominees who were appointed by the Board in October 2005. As part of this process the Nominating Committee determined the needs of the Board in terms of the set of skills and type of individuals that were required, conducted searches for nominees, interviewed the candidates and verified their backgrounds, and made recommendations to the Board. The Nominating Committee also adopted and recommended to the Board a maximum retirement age for directors and revised its Charter to meet new regulatory guidelines.

A copy of the Nominating Committee Charter is available upon request to the Vice President, Administration and Corporate Secretary and on the Company's website at www.kinross.com.

COMPENSATION

The Compensation Committee, which is composed entirely of independent directors, among other things, determines appropriate compensation for the Company's directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company's overall compensation and benefits philosophies.

The Compensation Committee engaged Mercer Human Resource Consulting to provide support to the Compensation Committee in determining compensation for the Company's officers and directors during the most recently completed financial year. Determinations made by the Compensation Committee may reflect factors and considerations other than the information provided by Mercer.

The mandate of the Compensation Committee has been formalized in a written charter. Generally, it is responsible for making recommendations to the Board of Directors on all matters relating to the compensation of directors, the members of the various committees of the Board, the Independent Chairman, the officers and employees of the Company. For the purpose of its mandate, the Compensation Committee reviews all aspects of compensation paid to directors, committee members, the Independent Chairman, management and employees of other mining companies to ensure the

Company's compensation programs are competitive so that the Company will be in a position to attract, motivate and retain high calibre individuals. A report of the Compensation Committee is set out under "Statement of Executive Compensation
- Report on 2004 and 2005 Executive Compensation".

A copy of the Compensation Committee Charter is available upon request to the Vice President, Administration and Corporate Secretary and on the Company's website at www.kinross.com and for the report of such committee for the year ended December 31, 2004, see "Executive Compensation".

AUDIT COMMITTEE

The Audit Committee is composed of three independent directors who are financially literate (as such term is defined in Multilateral Instrument 52-110) and at least one member, Mr. Brough, is a financial expert in accordance with the NYSE Standards and SEC requirements. The Audit Committee has a written charter setting out its responsibilities. Generally, the Audit Committee is responsible to oversee the integrity of Kinross' financial statements, the independent auditors' qualifications and independence and the performance of the internal audit functions; the Committee serves as an independent and objective party to monitor Kinross' financial reporting process and internal control systems and provides open lines of communications among the independent auditors, financial and senior management and the full Board on financial reporting and controls matters.

In carrying out its mandate the Audit Committee met five times in 2005. The Committee fulfilled its mandate by doing the following, among other things: (a) oversaw the regulatory review and restatement process of Kinross' financial statements in connection with the accounting for goodwill resulting from the TVX/Echo Bay acquisition, (b) reviewed and approved financial statements, management's discussion and analysis and financial press releases, (c) obtained treasury reports on cash flows, gold sales and borrowing matters, (d) met with the internal audit function, (e) met with the external auditors with and without management being present, (f) oversaw the process relating to the change of auditors and made recommendations to the Board in connection therewith, (g) revised the Audit Committee Charter, (h) approved audit engagements and (i) obtained reports from the external auditors regarding internal controls.

Additional information regarding the Company's Audit Committee is contained in the Company's annual information form (the "AIF") under the heading "Audit Committee" and a copy of the Audit Committee charter is attached to the AIF as Schedule "A". The AIF is filed on SEDAR at WWW.SEDAR.COM. A copy of the Charter is also available upon request to the Vice President, Administration and Corporate Secretary and on the Company's website at WWW.KINROSS.COM.

ENVIRONMENTAL, HEALTH & SAFETY COMMITTEE

The Company has an Environmental, Health & Safety Committee comprised entirely of independent directors. The mandate of the Environmental, Health & Safety Committee has been formalized in its written charter. Generally, the mandate of the Environmental, Health & Safety Committee is to oversee the development and implementation of policies and best practices of the Company relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees. This includes assisting the Senior Vice-President, Environmental Affairs and management in reaching the objectives set out in the Kinross Gold Corporation Environmental Policy and Framework, monitoring its effectiveness, discussing with management any necessary improvements to such policy and its framework of implementation, assisting management with implementing and maintaining appropriate health and safety programs and to obtain periodic reports on such programs.

In carrying out its mandate, the Environmental, Health & Safety Committee met four times during 2005. The Committee fulfilled its mandate by doing the following, among other things: (a) obtained periodic reports from management on health and safety matters and environmental compliance reports, (b) received regular updates on reclamation matters, (c) received periodic updates on environmental permitting activities, (d) provided feedback to management regarding the above matters, (e) reported to the full Board on environmental and health and safety matters concerning the Company's operations, and (f) revised its Charter to reflect new regulatory guidelines.

A copy of the Environmental, Health & Safety Committee Charter is available upon request to the Vice President, Administration and Corporate Secretary and on the Company's website at WWW.KINROSS.COM.

CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee of the Company is composed entirely of independent directors. The mandate of the Corporate Governance Committee has been formalized in its written charter. Generally, its mandate is to assume the responsibility for developing the Company's approach to matters of corporate governance, including, assisting the Independent Chairman in carrying out his responsibilities; annually review the Board and committee charters; recommending procedures to permit the Board to meet on a regular basis without management; and adopting procedures to ensure that the Board can conduct its work effectively and efficiently.

In carrying out its mandate, the Corporate Governance Committee met two times in 2005. The Committee fulfilled its responsibilities by doing the following, among other things: (a) reviewed the completed Board self-evaluation forms, individual Board members evaluation forms and the evaluation forms of the Independent Chairman and the Chief Executive Officer, (b) provided feedback to the full Board regarding the above evaluations, (c) received advice from an independent firm of compensation experts on director compensation structure, (d) reviewed and revised the Board and all Committee Charters and recommended them for approval by the full Board to reflect the latest corporate governance regulatory guidelines, and (e) assessed the need for and recommended to the full Board the adoption of a requirement for directors to attend a recognized director education program.

A copy of the Corporate Governance Committee Charter is available upon request to the Vice President, Administration and Corporate Secretary and on the Company's website at WWW.KINROSS.COM.

BOARD ASSESSMENTS

The current practice of the Board is for the Independent Chairman of the Board to make ongoing, informal assessments of the performance of the Board, committees and individual directors. The Board has also adopted a formal Board evaluation process which consists of evaluation forms for the Board as a whole and individual directors.

The evaluation of the Board as a whole is aimed at determining the effectiveness of the Board and how improvements could be made. The evaluation of individual Board members is aimed at ensuing each Board member brings an adequate contribution to the Board as a whole in light of its overall needs. Such evaluations are used by the Independent Chairman to recommend changes to the Board composition or Board structure, as it may be required from time to time.

MINIMUM SHARE OWNERSHIP FOR DIRECTORS

In July 2005 the Board adopted a policy requiring each director to maintain a minimum holding of Common Shares or DSU's equal to one time his or her annual flat fee cash compensation. By 2010, the minimum holding will increase to three times the annual flat fee cash component of a director's compensation. In the event these holdings fall below the minimum requirement, a director will be required to top-up his or her holding by fiscal year end to align with this requirement.

FEEDBACK TO THE BOARD OF DIRECTORS

Our shareholders may communicate comments directly to the Board of Directors by writing to the Independent Chairman, care of the Vice President, Administration and Corporate Secretary at Kinross Gold Corporation, 40 King Street West, Suite 5205, Toronto, Ontario, M5H 3Y2. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chairman.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company's directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during and since the years ended December 31, 2004 and 2005, indebted to the Company or its subsidiary in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or its subsidiary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2004; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than directors and executive officers of the Company having an interest in the resolutions regarding the approval of the amendments to the Share Incentive Plan and the Restricted Share Plan as such persons may be eligible to participate in such plans.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described in this Management Information Circular, the Company's management's discussion and analysis and the notes to the Company's financial statements, since December 31, 2004, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.


                             BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

At the Meeting eleven directors will be elected. All directors so elected will hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE COMMON SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW, UNLESS THE SHAREHOLDER WHO HAS GIVEN SUCH PROXY HAS DIRECTED THAT THE SHARES BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

====================== =================== =============== ===================== =============== ========================
NAME AND PLACE OF      PRINCIPAL           DIRECTOR SINCE     COMMON SHARES,        CURRENT        MEETINGS ATTENDED (2)
RESIDENCE              OCCUPATION                            RESTRICTED SHARE    COMMITTEES(2)          IN 2004/2005
                                                           RIGHTS AND DEFERRED                   ---------- -------------
                                                            SHARE UNITS OWNED,                      BOARD     COMMITTEES
                                                              CONTROLLED OR                        (TOTAL)

---------------------- ------------------- --------------- --------------------- --------------- ------------------------

John A. Brough         President,           January 19,     2,916 Common Shares      A, C, N      2004       2004
Vero Beach, Florida    Torwest Inc. (real   1994              14,534.24 DSU's                     ----       ----
                       estate development                                                         5 of 5     A -  6 of 6
                       company)                                                                              C -  1 of 1
                                                                                                             N -  0 of 0

                                                                                                  2005       2005
                                                                                                  ----       ----
                                                                                                  13 of 14   A - 5 of 5
                                                                                                             C - 1 of 1
                                                                                                             N - 2 of 2

---------------------- ------------------- --------------- --------------------- --------------- ---------- -------------

Tye W. Burt            President and        March 23, 2005   439,609 Restricted        None       2004       N/A
Toronto, Ontario       Chief Executive                          Share Rights                      ----
                       Officer of the                                                             N/A
                       Company
                                                                                                  2005
                                                                                                  ----
                                                                                                  9 of 9
---------------------- ------------------- --------------- --------------------- --------------- ---------- -------------

Scott A. Caldwell      Executive Vice       March 3, 2003   58,072 Common Shares       None       2004       N/A
Toronto, Ontario       President and                         74,357 Restricted                    ----
                       Chief Operating                          Share Rights                      5 of 5
                       Officer of the
                       Company                                                                    2005
                                                                                                  ----
                                                                                                  13 of 14
---------------------- ------------------- --------------- --------------------- --------------- ---------- -------------

John K. Carrington     Retired Mining       October 26,       NIL Common Share        CG, E       2004       N/A
Thornhill, Ontario     Executive            2005                775.92 DSU's                      ----
                                                                                                  N/A

                                                                                                  2005
                                                                                                  ----
                                                                                                  3 of 3
---------------------- ------------------- --------------- --------------------- --------------- ---------- -------------

Richard S. Hallisey    President,           December 5,     NIL Common Share           CG,E       2004       2004
Toronto, Ontario       Sullivan Holdings    2004            9,814.88 DSU's                        ----       ----
                       Limited                                                                    5 of 5     CG - 2 of 2
                       (wholly-owned                                                                         E- 4 of 4
                       family investment
                       company)                                                                   2005       2005
                                                                                                  ----       ----
                                                                                                  14 of 14   CG - 2 of 2
                                                                                                             E - 3 of 4
---------------------- ------------------- --------------- --------------------- --------------- ---------- -------------

John M.H. Huxley       Principal,           May 31, 1993    41,603 Common Shares     A, C, N      2004       2004
Toronto, Ontario       Algonquin                              12,892.47 DSU's                     ----       ----
                       Management Inc.                                                            5 of 5     A - 6 of 6
                       (management                                                                           C - 1 of 1
                       company)                                                                              N - 0 of 0

                                                                                                  2005       2005
                                                                                                  ----       ----
                                                                                                  13 of 14   A - 5 of 5
                                                                                                             C - 1 of 1
                                                                                                             N - 2 of 2

---------------------- ------------------- --------------- --------------------- --------------- ---------- -------------

John A. Keyes          Retired Mining       March 3, 2003   11,666 Common Shares        E         2004       2004
The Woodlands, Texas   Executive                              12,251.55 DSU's                     ----       ----
                                                                                                  5 of 5     E - 4 of 4

                                                                                                  2005       2005
                                                                                                  ----       ----
                                                                                                  13 of 14   E - 4 of 4

---------------------- ------------------- --------------- --------------------- --------------- ---------- -------------

Catherine              Chairman and         October 26,      NIL Common Shares         C,N        2004       N/A
McLeod-Seltzer         Chief Executive      2005                775.92 DSU's                      ----
Vancouver, B.C.        Officer, Pacific                                                           N/A
                       Rim Mining
                       Corporation                                                                2005
                                                                                                  ----
                                                                                                  3 of 3
---------------------- ------------------- --------------- --------------------- --------------- ---------- -------------

====================== =================== =============== ===================== =============== ========================
NAME AND PLACE OF      PRINCIPAL           DIRECTOR SINCE     COMMON SHARES,        CURRENT        MEETINGS ATTENDED (2)
RESIDENCE              OCCUPATION                            RESTRICTED SHARE    COMMITTEES(2)          IN 2004/2005
                                                           RIGHTS AND DEFERRED                   ---------- -------------
                                                            SHARE UNITS OWNED,                      BOARD     COMMITTEES
                                                              CONTROLLED OR                        (TOTAL)

---------------------- ------------------- --------------- --------------------- --------------- ---------- -------------

George A. Michals      President,           January 31,     27,083 Common Shares        CG        2004       2004
Orangeville, Ontario   Baymont Capital      2003              11,413.41 DSU's                     ----       ----
                       Resources Inc.                                                             5 of 5     A - 6 of 6
                       (investment                                                                           CG -  2 of 2
                       holding company)
                                                                                                  2005       2005
                                                                                                  ----       ----
                                                                                                  12 of 14   A - 5 of 5
                                                                                                             CG - 2 of 2

---------------------- ------------------- --------------- --------------------- --------------- ---------- -------------

John E. Oliver         Sr. Vice President,  March 7, 1995   7,360 Common Shares        C, N       2004       2004
Halifax, Nova Scotia   Retail and Small                       28,299.38 DSU's                     ----       ----
                       Business Banking,                                                          5 of 5     C - 1 of 1
                       Scotiabank                                                                            CG - 2 of 2
                       (financial                                                                            N -  0 of 0
                       institution)
                                                                                                  2005       2005
                                                                                                  ----       ----
                                                                                                  14 of 14   C - 1 of 1
                                                                                                             CG - 2 of 2
                                                                                                             N - 2 of 2

---------------------- ------------------- --------------- --------------------- --------------- ---------- -------------

Terence C.W. Reid      Retired Executive    January 5,      NIL Common Shares          A, E       2004       N/A
Toronto, Ontario                            2005               5,087.43 DSU's                     ----
                                                                                                  N/A

                                                                                                  2005
                                                                                                  ----
                                                                                                  11 of 14
====================== =================== =============== ===================== =============== ========== =============

(1) Information respecting holdings of Common Shares, Restricted Share Rights and Deferred Share Units has been provided by individual directors. Outside directors are required to receive 50% of their annual compensation in Deferred Share Units, subject to the right to make an annual election for a cash payment instead of Deferred Share Units conditional upon meeting the minimum DSU's share ownership requirements of the Board.
(2) Committees: A-Audit, C-Compensation, CG-Corporate Governance, E-Environmental, Health & Safety, N-Nominating. The Board has also appointed a Special Projects Committee currently comprised of Messrs. Brough, Michals and Oliver.

Each of the directors has held the principal occupation set forth opposite his or her name, or other executive offices with the same firm or its affiliates, for the past five years, with the exception of Tye W. Burt, John K. Carrington, Richard S. Hallisey, John A. Keyes, Catherine McLeod-Seltzer and Terence C.W. Reid.

Prior to March 23, 2005, Mr. Burt was Vice Chairman and Executive Director, Corporate Development of Barrick Gold Corporation since February 2004. Prior to that he was Executive Director, Corporate Development of Barrick since December 2002. From April 2000 to December 2002, he was a Principal of Harris Partners Limited (investment banking) and President of Cartesian Capital Corp. (investment banking). Prior to January 2005, Mr. Carrington was Vice-Chairman and a director and prior to February 2004, he was Chief Operating Officer of Barrick Gold Corporation. Prior to December 2001, Mr. Hallisey was Vice-Chairman, National Bank Limited and, prior to January 1999, he was Vice-Chairman, First Marathon Securities Limited. Mr. Keyes, prior to January 2001, was President and Chief Operating Officer of Battle Mountain Gold Company and prior thereto was Senior Vice-President of Battle Mountain Gold Company. Prior to January 2006, Ms. McLeod-Seltzer was President and Chief Executive Officer of Pacific Rim Mining Corporation. Mr. Reid was president of Laketon Investment Management between 2001 and 2003.

JOHN A. BROUGH

Mr. Brough has been President of Torwest Inc., a real estate development company, since 1998. Prior to 1998, Mr. Brough held the position of Executive Vice-President and Chief Financial Officer of iStar Internet

Inc. Prior to 1997, Mr. Brough was Senior Vice President and Chief Financial Officer of Markborough Properties Limited. He holds a Bachelor of Arts degree and is a Chartered Accountant.

TYE W. BURT

Mr. Burt was appointed President and Chief Executive Officer of Kinross in March, 2005. Prior to that Mr. Brut held the position of Vice Chairman and Executive Director of Corporate Development of Barrick Gold Corporation. From December 2002 to February 2004, he was Executive Director of Corporate Development of Barrick Gold Corporation. From May 2002 - December 2002 he was Principal, Harris Partners Limited (investment banking) (but consulting on a full time basis to Barrick Gold). From May 2000 - May 2002 he was President of Cartesian Capital Corp. Mr. Burt is also a director and Vice Chairman of the audit committee of the Ontario Financing Authority and a director of NRX Global Corporation. Mr. Burt is a member of the Law Society of Upper Canada and is a graduate of Osgood Law School and holds a Bachelor of Arts degree from the University of Guelph.

SCOTT A. CALDWELL

Mr. Caldwell is currently Executive Vice President and Chief Operating Officer of the Company. Since Mr. Caldwell has joined in 1998 he has held various senior management positions with Kinross. Prior to joining the Company, he was Vice President of Operations for Echo Bay Mines Ltd. from 1996 to 1998 and Vice President Operations of Compania Minera Dora Ines de Callahusi from 1995 to 1996 and also occupied other functions with other mining companies. Mr. Caldwell has a Bachelor of Science degree in engineering.

JOHN K. CARRINGTON

Mr. Carrington was Vice-Chairman and a director of Barrick Gold Corporation from 1999 through 2004. Prior to that Mr. Carrington was Chief Operating Officer of Barrick from 1996 until February 2004. He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively. Prior to that Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Master of Engineering (Mining). He is a member of the Association of Professional Engineers of Ontario.

RICHARD S. HALLISEY

Mr. Hallisey is President and Director of Sullivan Holdings Limited, a position he has held full time since December, 2001. From January 1999 to December 2001, Mr. Hallisey was Vice-Chairman and Managing Director of National Bank Financial. Prior to his position with National Bank Financial, Mr. Hallisey was Co-founder, Vice-Chairman and Director of First Marathon Securities Limited. Mr. Hallisey holds a Bachelor of Applied Science (Civil-Geological Engineering) from the University of British Columbia and a Masters in Business Administration from the University of Western Ontario.

JOHN M.H. HUXLEY

Mr. Huxley has been a principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997. Prior to that he was President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree.

JOHN A. KEYES

Mr. Keyes most recently held the position of President and Chief Operating Officer of Battle Mountain Gold Company until 2001. Mr. Keyes has a Bachelor of Science degree (honours) and has completed an executive MBA course.

CATHERINE MCLEOD-SELTZER

Ms. McLeod-Seltzer is Chairman, Chief Executive Officer and a director of Pacific Rim Mining Corp. She has been an officer and director of Pacific Rim since 1997. From 1994 to 1996, she was President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor degree in Business Administration. She holds directorships in other publicly traded companies including Silver Standard Resources Inc., Bear Creek Mining Corporation, Miramar Mining Corp., Stornoway Diamond Corporation and Peru Copper Inc.

GEORGE F. MICHALS

Mr. Michals is President of Baymont Capital Resources Inc., an investment holding company. Mr. Michals has also served as an active member on the boards of a number of private and public companies. Prior to January 2003, Mr. Michals was also Chairman of the board of TVX Gold Inc. and from 1987 to 1990, he held the position of Executive Vice-President and Chief Financial Officer of Canadian Pacific Limited. He holds a Bachelor of Commerce degree and is a Chartered Accountant.

JOHN E. OLIVER

Mr. Oliver was appointed Senior Vice President, Atlantic Region, Bank of Nova Scotia in March 2004. Mr. Oliver was previously Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia since October 1999. From 1997 to 1999 Mr. Oliver was Senior Vice-President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice-President of Real Estate Banking of Bank of Nova Scotia. Mr. Oliver was appointed the Independent Chairman of the Company in August 2002.

TERENCE C.W. REID

Mr. Reid retired as Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning thirty-one (31) years during which he provided investment banking services to many of Canada's leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business. Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager. Mr. Reid has served on a number of investment industry committees and was Chairman of the Montreal Stock Exchange. He holds a diploma in law from the University of Witwatersrand, Johannesburg and an MBA from the University of Toronto.

CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed below, no director of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade which superseded a temporary management cease trade order dated April 1, 2005 against the directors and officers of the Company in connection with the Company's failure to file its audited financial statements for the year ended December 31, 2004. A similar order was issued by the Nova Scotia Securities Commission against Mr. John Oliver who is a resident of such province. These management cease trade orders have been lifted on February 22, 2006.

APPOINTMENT OF AUDITORS

At the request of the Board of Directors, Deloitte & Touche LLP ("D&T") of Toronto, Ontario, notified Kinross that it would not stand for reappointment as auditors of the Company for the Company's 2005 financial year. D&T had been the auditors of the Company since May 31, 1993. The Board of Directors has appointed KPMG LLP ("KPMG") as auditors of the Company for the 2005 financial year and proposes to ask that the shareholders ratify such appointment for the 2005 financial year and reappoint KPMG as auditors of the Company to be effective until the close of the next annual meeting of the Company. Details of the fees paid to D&T and KPMG for the last two financial years are available in the Company's AIF filed on WWW.SEDAR.COM.

Other than the disagreement disclosed below, there was no reportable event (disagreements, consultations or unresolved issues as described in National Instrument 51-102: Continuous Disclosure Obligations) in connection with prior audits of the Company since January 1, 2003 and no such prior audits contained reservations:

        On November 9, 2004, the Corporation entered into a letter of intent in connection with the purchase from Rio Tinto PLC of a 51% interest in the Paracatu gold mine in Brazil. D&T disagreed with the Company's view that this proposed transaction did not result in an event or a change of circumstances during the third quarter of 2004, that more likely than not reduced the fair value of Kinross' previously owned 49% interest in the Paracatu gold mine below its carrying value, which would have resulted in a requirement to test goodwill for impairment. Management ultimately agreed to assess whether goodwill was impaired as a result of the negotiation of that letter of intent, and the disagreement was resolved to the satisfaction of D&T by the Company's recognizing a goodwill impairment of $143 million in the third quarter of 2004.

        The disagreement was discussed with the Audit Committee of the Corporation and the Company has authorized D&T to respond fully to inquiries of KPMG concerning the disagreement.

The Company filed a Notice of Change of Auditors ("Notice") dated November 15, 2005. Copies of the Notice and the responses from D&T, as former auditors, and KPMG, as successor auditors (collectively the "Reporting Package") are attached to this Management Information Circular as Schedule "A".

The shareholders will be asked to consider, and if thought fit to pass, an ordinary resolution ratifying the appointment of KPMG of Toronto, Ontario as auditors of the Company for the 2005 financial year and to re-appoint KPMG as auditors of the Company to hold office until the close of the next annual meeting of the Company. It is also proposed that the remuneration to be paid to the auditors of the Company be fixed by the Board of Directors.

THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, INTEND TO VOTE THE SHARES REPRESENTED BY ANY SUCH PROXY FOR THE RATIFICATION OF THE APPOINTMENT AND THE RE-APPOINTMENT OF KPMG OF TORONTO, ONTARIO AS AUDITORS OF THE COMPANY AT A REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS, UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE APPOINTMENT OF AUDITORS.

AMENDMENTS TO SHARE INCENTIVE PLAN

INCREASE OF THE NUMBER OF COMMON SHARES ISSUABLE UNDER THE PLAN

At the meeting, shareholders will be asked to approve an amendment to the Share Incentive Plan to increase the number of Common Shares issuable under the plan. The Share Incentive Plan consists of the Share Purchase Plan and Stock Option Plan. Currently the maximum number of Common Shares issuable pursuant to the Share Incentive Plan is 9,833,333 representing approximately 2.8% of the number of Common Shares currently issued and outstanding of which 2,666,667 Common Shares are allocated to the Share Purchase Plan and 7,166,667 Common Shares are allocated to the Stock Option Plan.

As at April 3, 2006, an aggregate of 3,831,776 Common Shares had been issued pursuant to the Share Incentive Plan, of which 2,316,251 Common Shares had been issued pursuant to the Purchase Plan and 1,515,525 Common Shares had been issued upon the exercise of stock options ("Stock Options") under the Stock Option Plan. Accordingly, as at April 3, 2006, an aggregate of 1,924,896 Common Shares remained available for issuance pursuant to the Share Incentive Plan, of which 350,416 Common Shares are available for issuance under the Share Purchase Plan and 1,574,480 Common Shares are available for issuance upon the exercise of Stock Options. As at April 3, 2006, 3,706,217 Stock Options were outstanding under the Stock Option Plan.

Management and the Board of Directors believe it is important for the Company to have a sufficient number of Common Shares available for issuance under the plan to attract, retain and motivate Kinross employees. Therefore, on December 21, 2005, the Board of Directors of the Company approved an amendment to the Share Incentive Plan to increase the maximum number of Common Shares issuable under the Share Incentive Plan from 9,833,333 Common Shares to 12,833,333 Common Shares, being an actual increase of 3,000,000 Common Shares (the "Share Incentive Plan Amendment"). It is critical for the Company to be have a sufficient number of Common Shares available for issuance under the plan to attract, retain and motivate Kinross employees. This number represents approximately 3.7% of the number of Common Shares currently issued and outstanding. Of the 3,000,000 additional Common Shares proposed to be reserved under the Share Incentive Plan, 2,000,000 would be allocated to the Stock Option Plan and 1,000,000 additional Common Shares would be allocated to the Share Purchase Plan. After giving effect to the Share Incentive Plan Amendment, there will be 1,350,416 Common Shares available for issuance under the Share Purchase Plan and 3,574,480 Common Shares available for issuance under the Stock Option Plan.

A description of the Share Incentive Plan is included under the heading "Executive Compensation - Report on Executive Compensation - Share Incentive Plan". A copy of the Share Incentive Plan, as amended, will be made available upon request by contacting the Vice President, Administration and Corporate Secretary of the Company.

In order to be effective, the resolution to approve the Share Incentive Plan Amendment must be approved by a majority of the votes cast in respect thereof as required by the Toronto Stock Exchange ("TSX").

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE SHARE INCENTIVE PLAN AMENDMENT.

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE COMMON SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE SHARE INCENTIVE PLAN AMENDMENT UNLESS THE SHAREHOLDER WHO HAS GIVEN SUCH PROXY HAS DIRECTED THAT THE COMMON SHARES BE VOTED OTHERWISE.

REVISION OF EXPIRY CLAUSE FOR FUTURE ISSUED OPTIONS

On December 21, 2005, the Board of Directors resolved to amend the Stock Option Plan in order for Stock Options issued after December 21, 2005 to automatically be extended when the expiry date of such Stock Options fall during a corporate blackout trading period, so that such Stock Options would expire on the 10th business day following the expiry of the blackout period. The Board of Directors thinks this amendment is necessary as the future necessity of corporate blackout periods to prohibit its officers and insiders from trading while material information may not have been disclosed to the public, is not predictable when Stock Options are granted, and, as a result, when Stock Options expire during blackout periods, officers and other insiders may be prevented from exercising their Stock Options before their expiry and may lose the benefits of this important incentive.

At the Meeting the shareholders will be asked to approve the proposal to revise the expiry terms of Options granted after December 21, 2005 in the manner described above (the "Extension Resolution").

As required by the TSX, in order to be effective the Extension Resolution must be approved by a majority of the votes cast at the Meeting, excluding therefrom any votes in respect to Common Shares beneficially owned by insiders of the Corporation who are entitled to participate in the Stock Option Plan ("Insider

Participants") and their associates. To the knowledge of the Company, as at March 15, 2006, there were 215,675 Common Shares beneficially owned by Insider Participants and their associates, in respect of which votes will not be counted for the purposes of the "disinterested shareholder vote" as required by the TSX.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR THE EXTENSION RESOLUTION.

THE PERSON NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE COMMON SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE EXTENSION RESOLUTION UNLESS THE SHAREHOLDER WHO HAS GIVEN SUCH PROXY HAS DIRECTED THAT THE COMMON SHARES BE VOTED OTHERWISE.

AMENDMENT TO THE RESTRICTED SHARE PLAN

At the meeting, Shareholders will be asked to approve an amendment to the Restricted Share Rights Plan to increase the number of Common Shares issuable under the plan.

The maximum number of Common Shares issuable under the Restricted Share Plan is currently set at 1,333,333 in the aggregate, which represents 0.386% of the number of Common Shares currently issued and outstanding.

As at December 31, 2005, an aggregate of 103,241 Common Shares had been issued pursuant to the Restricted Share Plan. As at December 31, 2005, 457,547 Restricted Share Rights were outstanding under the Restricted Share Plan and accordingly 772,546 remained available for issuance upon the exercise of Restricted Share Rights. It is believed to be critical for the Company to have a sufficient number of Common Shares issuable under the plan to attract, retain and motivate Kinross employees. Therefore, on December 21, 2005, the Board of Directors of the Company approved an amendment to the Restricted Share Plan to increase the maximum number of Common Shares issuable under the Restricted Share Plan from 1,333,333 to 4,000,000 (the "Restricted Share Plan Amendment"), which represents 1.15% of the number of Common Shares currently issued and outstanding.

On April 3, 2006 an aggregate of 887,476 Restricted Share Rights was granted to officers and employees. Therefore, 114,930 Restricted Share Rights have been granted to officers and employees of the Company over the current maximum of Common Shares issuable under the Restricted Share Plan, and accordingly, unless the shareholders approve the proposed increase to the number of common shares issuable under the plan such 114,930 Restricted Share Rights will be cancelled. The individuals who were granted such Restricted Share Rights will have a pro rated reduction in the number of Restricted Share Rights granted if the shareholders do not approve the increase to the Restricted Share Plan.

After giving effect to the Restricted Share Plan Amendment there will be 2,551,737 Common Shares available for issuance upon the exercise of Restricted Shares.

A description of the Restricted Share Plan is included under the heading "Executive Compensation - Report on Executive Compensation - Restricted Share Plan". A copy of the Restricted Share Plan will be made available upon request by contacting Vice President, Administration and the Corporate Secretary of the Company.

In order to be effective, the resolution to approve the Restricted Share Plan Amendment must be approved by a majority of the votes cast in respect thereof as required by the TSX.

THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS THAT THE SHAREHOLDERS OF THE CORPORATION VOTE FOR THE RESTRICTED SHARE PLAN AMENDMENT.

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO CAST THE VOTES TO WHICH THE COMMON SHARES REPRESENTED BY SUCH PROXY ARE ENTITLED FOR THE RESTRICTED SHARE PLAN AMENDMENT UNLESS

THE SHAREHOLDER WHO HAS GIVEN SUCH PROXY HAS DIRECTED THAT THE COMMON SHARES BE VOTED OTHERWISE.

ADOPTION OF SHAREHOLDER RIGHTS PLAN

BACKGROUND

In March, 2006, the board of directors of the Company approved the adoption of a shareholder rights plan (the "Shareholder Rights Plan"). The Shareholder Rights Plan is currently effective, but is subject to approval by the shareholders of the Company at the Meeting. Shareholders will be asked to consider and, if deemed advisable, to approve the Shareholder Rights Plan and the issuance of all Rights (defined below) to be issued pursuant to the Shareholder Rights Plan. The Shareholder Rights Plan has a term of three years and will expire on March 29, 2009, unless the Rights are earlier redeemed. Approval of the Shareholder Rights Plan by shareholders is required by the Toronto Stock Exchange. The Shareholder Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders.

A copy of the rights plan agreement between the Company and the trustee, which gives effect to the Shareholder Rights Plan (the "Rights Agreement") is available via SEDAR at WWW.SEDAR.COM or upon request by contacting the Vice President, Administration and Corporate Secretary of the Company.

OBJECTIVES OF THE SHAREHOLDER RIGHTS PLAN

The fundamental objectives of the Shareholder Rights Plan are to provide adequate time for the Company's board of directors and shareholders to assess an unsolicited take-over bid for the Company, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

The Shareholder Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Company's board of directors. If a take-over bid fails to meet these minimum standards and the Shareholder Rights Plan is not waived by the board of directors, the Shareholder Rights Plan provides that holders of Common Shares, other than the acquirer, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.

As at the date hereof, the board of directors of the Company is not aware of any pending or threatened take-over bid for the Company.

In adopting the Shareholder Rights Plan, the board of directors considered the existing legislative framework governing take-over bids in Canada. The board of directors believes such legislation currently does not provide sufficient time to permit shareholders to consider the take-over bid and make a reasoned and unhurried decision with respect to the take-over bid or give the board of directors sufficient time to develop alternatives for maximizing shareholder value. Shareholders also may feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority discounted shares in the Company. This is particularly so in the case of a partial bid for less than all the Common Shares of the Company where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of shares at a premium to market price, which premium is not shared with the other shareholders.

It is not the intention of the board of directors in recommending the confirmation and ratification of the Shareholder Rights Plan to either secure the continuance of the directors or management of the Company or to preclude a take-over bid for control of the Company. The Shareholder Rights Plan provides various mechanisms where shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of the take-over bid that does not meet the Permitted Bid criteria, the board of directors is always bound to consider any take-over bid for the Company and consider whether or not it should waive the application of the Shareholder Rights Plan in respect of such bid. In discharging such responsibility, the board of directors will be obligated to act honestly and in good faith with a view to the best interests of the Company.

A number of recent decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the board of directors is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed. The Company's Shareholder Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the OBCA, the Company's governing corporate statute, to promote a change in the management or direction of the Company, and will have no effect on the rights of holders of the Company's Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans. The board of directors believes this demonstrates that the existence of a shareholder rights plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Company's Shareholder Rights Plan would serve to bring about a similar result.

The Shareholder Rights Plan is not expected to interfere with the day-to-day operations of the Company. The continuation of the existing outstanding Rights and the issuance of additional Rights in the future will not in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements. In addition, the Shareholder Rights Plan is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the Rights separate from the Common Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

SUMMARY OF SHAREHOLDER RIGHTS PLAN

The following is a summary of the principal terms of the Shareholder Rights Plan, which summary is qualified in its entirety by reference to the text of the Rights Agreement.

(I)     EFFECTIVE DATE

The effective date of the Shareholder Rights Plan is March 29, 2006 (the "Effective Date").

(II)    TERM

Subject to the approval by shareholders of the Company at the Meeting, as set forth herein, the Rights Agreement and the Rights issued thereunder will expire on March 29, 2009, unless otherwise terminated in accordance with their terms.

(III)   ISSUE OF RIGHTS

On the Effective Date, one right (a "Right") was issued and attached to each Common Share outstanding and has and will attach to each Common Share subsequently issued.

(IV)    RIGHTS EXERCISE PRIVILEGE

The Rights will separate from the Common Shares and will be exercisable ten trading days (the "Separation Time") after a person has acquired, or commences a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $180 worth of Common Shares for $90.

(V)     CERTIFICATES AND TRANSFERABILITY

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the Common Shares.

(VI)    PERMITTED BID REQUIREMENTS

The requirements for a Permitted Bid include the following:

        (A) the take-over bid must be made to all shareholders, other than the bidder;

        (B) the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn;

        (C) if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional ten days from the date of such public announcement;

        (D) the take-over bid must permit Common Shares to be deposited pursuant to the take-over bid, unless such take-over bid is withdrawn, at any time prior to the date Common Shares are first taken up and paid for; and

        (E) the take-over bid must provide that any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

(VII)   WAIVER

The board of directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Shareholder Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the take-over bid is made by a take-over bid circular to all the holders of Common Shares. Where the board of directors exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Shareholder Rights Plan has been waived.

(VIII)  REDEMPTION

The board of directors with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per Common Share. Rights may also be redeemed by the board of directors without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

(IX)    AMENDMENT

The board of directors may amend the Shareholder Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The board of directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

(X)     BOARD OF DIRECTORS

The Shareholder Rights Plan will not detract from or lessen the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Company. The board of directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

(XI)    EXEMPTIONS FOR INVESTMENT ADVISORS

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

RESOLUTION APPROVING THE SHAREHOLDER RIGHTS PLAN

The text of the resolution approving the Shareholder Rights Plan to be put before shareholders at the Meeting is as follows:

        "BE IT HEREBY RESOLVED THAT:

        1. the Shareholder Rights Plan as set forth in the Rights Agreement dated March 29, 2006, between the Company and Computershare Investor Services Inc., and the issuance of all Rights issued pursuant to such Rights Plan, is hereby approved, confirmed and ratified;

        2. any of the officers or directors of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action; and

        3. notwithstanding the approval of holders of the Common Shares to the above resolutions, the directors of the Company may revoke the foregoing resolutions before they are acted on without any further approval by the holders of Common Shares of the Company."

DIRECTORS' RECOMMENDATION

FOR THE REASONS INDICATED ABOVE, THE BOARD OF DIRECTORS AND MANAGEMENT OF THE COMPANY BELIEVE THAT THE SHAREHOLDER RIGHTS PLAN IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS AND, ACCORDINGLY, UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR THE SHAREHOLDER RIGHTS PLAN. UNLESS THE SHAREHOLDER RIGHTS PLAN IS APPROVED BY A MAJORITY VOTE OF THE VOTES CAST AT THE MEETING BY SHAREHOLDERS VOTING IN PERSON AND BY PROXY IT WILL CEASE TO BE OF ANY FORM OR EFFECT.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005 which accompany this Management Information Circular and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Director, Investor Relations and Communications of the Company by phone at (416) 365-1362 or by e-mail at tracey.thom@kinross.com to request copies of these documents.

DIRECTORS' APPROVAL

The contents of this Management Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

                                      BY ORDER OF THE BOARD OF DIRECTORS


                                      "SHELLEY M. RILEY"
                                      -----------------------------------------
                                      Shelley M. Riley
                                      Vice President Administration and
                                      Corporate Secretary
Toronto, Ontario
April 3, 2006

                                   SCHEDULE A
                          NOTICE OF CHANGE OF AUDITORS

Kinross Gold Corporation (the "Corporation") hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") of a change of auditors from Deloitte & Touche LLP ("D&T"), Chartered Accountants, to KPMG LLP ("KPMG"), Chartered Accountants, for the 2005 financial year.

1. On November 7, 2005, the Chairman of the Audit Committee of the Corporation, on behalf of the Board of Directors, notified D&T that the Corporation was requesting that D&T not stand for reappointment as auditors of the Corporation for the financial year ending December 31, 2005.

2. Following its receipt of that request, by letter dated November 11, 2005 D&T has confirmed to the Corporation that it will not stand for re-appointment as auditors for the financial year ending December 31, 2005.

3. On the recommendation of the Audit Committee of the Corporation, the Board of Directors of the Corporation has considered and approved the non-reappointment of D&T as auditors of the Corporation and the proposal to engage KPMG as auditors of the Corporation for the financial year ending December 31, 2005.

4. The Corporation will ask that the shareholders of the Corporation ratify the appointment of KPMG as auditors of the Corporation for the financial year ending December 31, 2005 at the next annual meeting of the shareholders of the Corporation.

5. D&T did not have any reservation in its auditor's report for the financial statements of the Corporation for the financial year ended December 31, 2003, however the Corporation has previously announced that it will restate its financial statements for that financial year and D&T has since withdrawn its auditor's report on those statements. The Corporation has not filed audited financial statements for its financial year ended December 31, 2004 or restated financial statements for its financial year ended December 31, 2003, and D&T's audit reports on such statements have not been received yet.

6. During the period commencing January 1, 2003 to the date hereof, there were no reportable events (as defined in subsection 4.11(1) of NI 51-102), other than the following disagreement:

        On November 9, 2004, the Corporation entered into a letter of intent in connection with the purchase from Rio Tinto PLC of a 51% interest in the Paracatu gold mine in Brazil. D&T disagreed with the Corporation's view that this proposed transaction did not result in an event or a change of circumstances during the third quarter of 2004, that more likely than not reduced the fair value of Kinross' previously owned 49% interest in the Paracatu gold mine below its carrying value, which would have resulted in a requirement to test goodwill for impairment. Management ultimately agreed to assess whether goodwill was impaired as a result of the negotiation of that letter of intent, and the disagreement was resolved to the satisfaction of D&T by the Corporation recognizing a goodwill impairment of $143 million in the third quarter of 2004.

        The disagreement was discussed with the Audit Committee of the Corporation and the Corporation has authorized D&T to respond fully to inquiries of KPMG concerning the disagreement.

7. The Corporation has requested D&T and KPMG to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of this 15th day of November, 2005.

                                          KINROSS GOLD CORPORATION

                                          (Signed) JOHN BROUGH

                                          Name: John Brough
                                          Title: Chairman of the Audit Committee

                                                           Deloitte & Touche LLP
                                                           5140 Yonge Street
                                                           Suite 1700
                                                           Toronto ON M2N 6L7
                                                           Canada

                                                           www.deloitte.ca




[LOGO] DELOITTE


November 22, 2005


Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Department of Government Services - Newfoundland and Labrador

Dear Sirs/Mesdames:
KINROSS GOLD CORPORATION (THE "COMPANY")

We are providing this letter as requested by the Company pursuant to Section 4.11, paragraph (5)(a)(ii)(B) of National Instrument 51-102. We refer to the Notice of Change of Auditors dated November 15, 2005 prepared by the Company and delivered to us (the "Notice"). We have reviewed the Notice, and agree with the statements contained in the Notice, subject to the following:

        (a) We have no basis to agree or disagree with the statements set out in paragraphs 3 and 4 of the Notice.

        (b) We agree with the statements set out in paragraph 7 of the Notice to the extent they relate to Deloitte, beyond which we have no basis to agree or disagree.

We are providing this letter based on our knowledge as at the date of this letter.

Yours very truly,

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

November 22, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Department of Government Services - Newfoundland and Labrador

Dear Sirs:

RE:     KINROSS GOLD CORPORATION (THE "CORPORATION")

We have read the Notice of Change of Auditors of the Corporation dated November 15, 2005 and are in agreement with the statements contained in such Notice.

Yours truly,

/s/ KPMG LLP

Chartered Accountants

                                   SCHEDULE B


                            KINROSS GOLD CORPORATION
                                   ("KINROSS")

                                     CHARTER
                                       OF
                             THE BOARD OF DIRECTORS

I.      PURPOSE

        Kinross' Board of Directors is ultimately responsible for the stewardship, the supervision and coaching of the management of the business and affairs of Kinross and to act in the best interests of Kinross. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit Committee, Compensation Committee, Nominating Committee, Environmental and Health and Safety Committee and Corporate Governance Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The "Independent" board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.     COMPOSITION

        The Board of Directors shall be constituted at all times of a majority of individuals who are "independent directors" in accordance with applicable legal requirements, including currently the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of New York Stock Exchange, which are reproduced in Schedule "A" attached hereto.

        As the rules set out in Schedule "A" may be revised, updated or replaced from time to time, the Board of Directors shall ensure that such schedule gets updated accordingly when required.


III.    RESPONSIBILITIES

        The Board of Directors' responsibilities include, without limitation to its general mandate, the following specific responsibilities:

        o Appointing an "Independent Chairman" who will be responsible for the leadership of the Board of Directors and for specific functions to ensure the independence of the Board of Directors.

        o The assignment to committees of directors of the general responsibility for developing Kinross' approach to: (i) corporate governance issues and nomination of board members;
                (ii) financial reporting and internal controls; (iii) environmental compliance; (iv) health and safety compliance; and
                (v) issues relating to compensation of officers and employees.

        o Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, to ensure that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross' operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

        o       With the assistance of the Nominating Committee:

                - Reviewing the composition of the Board to ensure that an appropriate number of independent directors sit on the Board of Directors.

                - The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

                - Ensuring that an appropriate selection process for new nominees to the Board of Directors is in place.

                - Ensuring that an appropriate orientation and education program for new recruits to the Board of Directors is in place.

                - Establishing minimum shareholding requirements for directors and disclosing such shareholdings.

        o With the assistance of the Corporate Governance Committee, developing Kinross' approach to corporate governance, including developing a set of corporate governance principles and guidelines specific to Kinross.

        o       With the assistance of the Audit Committee:

                - Ensuring the integrity of Kinross' internal control and management information systems. Ensuring compliance with laws and regulations, audit and accounting principles and Kinross' own governing documents.

                - Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

                -       Ensuring the independence of the auditors.

                - Identification of the principal risks of Kinross' business and ensuring that appropriate systems are in place to manage these risks.

                - Review and approval of significant operational and financial matters and the provision of direction to management on these matters.

        o With the assistance of the Compensation Committee, the approval of the compensation of the senior management team.

        o With the assistance of the Environmental and Health and Safety Committee, overseeing the development and implementation of policies and practices of Kinross relating to environmental issues in order to ensure compliance with environmental laws.

        o With the assistance of the Environmental and Health and Safety Committee, overseeing the development and implementation of policies and practices of Kinross relating to health and safety issues in order to ensure compliance with health and safety laws.

        o With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross' various stakeholders.

        o Approving securities compliance policies, including communications policies of Kinross and review of these policies at least annually.

        o The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit Committee and monitoring performance against plan.

        o The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

        o Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

        o Obtaining periodic reports from management on Kinross' operations including, but without limitation, reports on security issues surrounding Kinross' assets (property and employees) and the protection mechanism that management has in place.

        o Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross' management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross' website.

        o Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross' constating documents and by-laws.

IV.     MISCELLANEOUS

1. The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2. The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

3. The Board shall provide contact information on the website of Kinross of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feed back received.

                                  SCHEDULE "A"


INDEPENDENCE REQUIREMENTS OF MULTILATERAL POLICY 58-201

A member of the Board shall be considered "independent" if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement.

Subject to the exemptions available under Multilateral Instrument 52-110 Audit Committees, the following individuals are considered to have a material relationship with the Company:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)     an individual who:

        (i) is a partner of a firm that is the Company's internal or external auditor;

        (ii)    is an employee of that firm; or

        (iii) was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

        (i) is a partner of a firm that is the Company's internal or external auditor;

        (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

        (iii) was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

INDEPENDENCE REQUIREMENT OF NYSE RULES

A director shall be considered "independent" in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company.

In addition:

(a) A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b) A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any

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        way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

(c) A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship.

(d) A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.